

ANNUAL MEETING OF SHAREHOLDERS

July 1, 2026

Dear Universal Shareholders,

Universal Corporation's approach to governance and strategic execution is grounded in accountability, transparency, and a steadfast commitment to long-term shareholder value. As we execute our three-pillar corporate strategy to maximize and optimize our Tobacco business, grow our Ingredients business, and strengthen our Company for the future, we remain focused on balancing short-term performance expectations with long-term objectives.

During fiscal year 2026, we continued to make progress across our business while maintaining strong oversight of risk, strategy, and capital allocation. Our Tobacco business continued to demonstrate the consistency and resilience that has defined Universal for decades, and our Ingredients segment navigated persistent market headwinds, remaining actively engaged while applying disciplined judgement and drawing on a diverse range of experience and perspectives.

Looking to fiscal year 2027 and beyond, we believe investing in our Tobacco and Ingredients businesses, and in our Company, promotes sustainable growth, business durability through market cycles, and long-term profitability. That investment is fundamental to delivering value to our customers, employees, supply chain partners, and you, our shareholders.

Our executive compensation program is designed to align pay with performance and reinforce our strategic priorities. A significant portion of total compensation is tied to performance-based metrics that reflect both financial results and operational execution, this reinforces accountability for disciplined capital stewardship and execution against strategic priorities. It also ensures our leadership team is incentivized to create sustained shareholder value while managing the business with the long view in mind.

Sustainability and risk management are embedded in our governance framework and are essential to our long-term success. Our Board maintains active oversight of environmental, social, and governance policies and practices, including those related to climate risks, supply chain responsibility, and human capital management. These areas support the resilience of our operations, the strength of our supply chain, and our ability to operate responsibly across our global footprint.

At the center of it all are our shareholders. In fiscal year 2026, we continued our long-standing commitment to returning value to shareholders, and in May 2026, our Board approved our 56th consecutive annual dividend increase. That milestone reflects the consistency of our business and our commitment to long-term shareholder returns. We also increased our focus on maintaining open and constructive engagement with our shareholders throughout the year, and those conversations continue to shape how we think about governance and stewardship.

At Universal, how we govern the Company reflects our commitment to accountability, aligned incentives, and thoughtful oversight. I am confident this approach supports responsible decision-making today and positions the Company to deliver durable, long-term value in the years ahead.

On behalf of our management team and Board of Directors, I thank you for your continued confidence and investment in Universal Corporation.

Sincerely,

PRESTON D. WIGNER
Chairman, President and
Chief Executive Officer



Universal

2026

Universal Corporation

P.O. Box 25099
Richmond, Virginia 23260

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Universal Corporation will be held at our headquarters located at 9201 Forest Hill Avenue, Stony Point II Building, Richmond, Virginia 23235, on Tuesday, August 4, 2026, at 11:00 a.m., Eastern Time, for the following purposes:

(1) to elect as directors the three nominees to the Board of Directors named in the accompanying Proxy Statement to serve three-year terms;

(2) to approve a non-binding advisory resolution approving the compensation of our named executive officers;

(3) to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2027; and

(4) to act upon such other matters as may properly come before the meeting or any adjournments or postponements thereof.

Admission Pre-Registration Requirement. If you plan to attend the Annual Meeting in person, you must pre-register in advance. This will allow us to arrange the meeting space and expedite the admission process when attendees arrive. To pre-register, please follow the instructions on page 3 in the accompanying Proxy Statement. Although guests are welcome if they pre-register, only holders of record of shares of our Common Stock at the close of business on June 4, 2026, shall be entitled to vote at the Annual Meeting.

Vote Your Shares. Please note that brokers may not vote your shares on the election of directors or on the advisory vote on executive compensation in the absence of your specific instructions as to how to vote. Whether or not you expect to attend the Annual Meeting in person, it is important that your shares be represented and voted at the Annual Meeting. We urge you to vote over the Internet, by phone or completing, signing, dating and returning the enclosed proxy card or voting instruction in the envelope provided. Beneficial owners of shares of our Common Stock held in street name through a bank or brokerage account should follow the enclosed instructions for voting their shares. We hope you are able to pre-register and attend the Annual Meeting, but even if you cannot attend please vote your shares as promptly as possible.

By Order of the Board of Directors,

CATHERINE H. CLAIBORNE
Vice President, General Counsel and Secretary

July 1, 2026



Universal

2026

PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS

OF UNIVERSAL CORPORATION

TO BE HELD AUGUST 4, 2026

APPROXIMATE DATE OF MAILING - July 1, 2026

This Proxy Statement sets forth certain information with respect to the accompanying proxy to be used at the 2026 Annual Meeting of Shareholders of Universal Corporation (the "Annual Meeting"), or at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Board of Directors (the "Board") has designated our headquarters located at 9201 Forest Hill Avenue, Stony Point II Building, Richmond, Virginia 23235, as the place of the Annual Meeting. Although you are welcome to attend in person, we encourage you to vote your shares prior to the Annual Meeting. If you desire to attend the Annual Meeting, you must pre-register in advance as explained on page 3 of this Proxy Statement.

The Board of Directors solicits this proxy and urges you to vote immediately. Unless the context otherwise indicates, reference to "Universal," "we," "us," "our," or "the Company" means Universal Corporation.

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2026 (the "fiscal year 2026 Annual Report") is being mailed concurrently with this Proxy Statement to our shareholders.

QUESTIONS AND ANSWERS FOR ANNUAL MEETING

Q: Who is asking for my vote and why are you sending me this document?

A: The Board of Directors asks that you vote on the matters listed in the Notice of Annual Meeting of Shareholders, which are more fully described in this Proxy Statement. We are providing this Proxy Statement and related proxy card or voting instruction to our shareholders in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual Meeting. A proxy, if duly executed and not revoked, will be voted in accordance with the terms thereof at the Annual Meeting.

Q: Who is eligible to vote?

A: You may vote only if you owned shares of Universal Corporation common stock ("Common Stock") at the close of business on June 4, 2026, the record date established by the Board of Directors under Virginia law for determining shareholders entitled to notice of and to vote at the Annual Meeting. We had outstanding as of the record date 24,925,697 shares of Common Stock, each of which is entitled to one vote per share.

Q: What is a proxy?

A: A proxy is your legal designation of another person to vote the stock you own. If you designate someone as your proxy or proxy holder in a written document, that document is also called a proxy or a proxy card. Mr. Steven S. Diel and Mrs. Catherine H. Claiborne have been designated as proxies or proxy holders for the Annual Meeting. Proxies properly executed and received by our Secretary prior to the Annual Meeting and not revoked will be voted in accordance with the terms thereof.

Q: What is a voting instruction?

A: A voting instruction is the instruction form you receive from your bank, broker, or other nominee if you hold your shares of Common Stock in street name ("broker shares"). The instruction form instructs you how to direct your bank, broker, or other nominee, as record holder, to vote your shares of Common Stock.

Q: What am I voting on at the Annual Meeting?

A: You will be voting on the following matters:

- The election of the three nominees to the Board of Directors set forth in this Proxy Statement to serve three-year terms;

- The approval of a non-binding advisory resolution approving the compensation of our named executive officers;

- The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2027; and

- Any other business properly raised at the Annual Meeting or any adjournments or postponements thereof.

We are not aware of any matters that are to come before the Annual Meeting other than those described in this Proxy Statement. If other matters do properly come before the Annual Meeting, however, it is the intention of the individuals

named in the enclosed proxy card to exercise the discretionary authority conferred by the proxy to vote such proxy in accordance with their best judgment.

Q: What constitutes a quorum and how many votes must be present to hold the Annual Meeting?

A: In order for the Annual Meeting to be conducted, a majority of the shares entitled to vote (i.e., a majority of the outstanding shares of Common Stock as of the record date) must be present in person or represented by proxy at the Annual Meeting for the transaction of business at the Annual Meeting. This is referred to as a quorum. Abstentions, withheld votes, and broker shares that are voted on any matter are included in determining the number of votes present. Broker shares that are voted on at least one matter will be counted for purposes of determining the existence of a quorum for the transaction of business at the Annual Meeting. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present. In the event that a quorum is not present at the Annual Meeting, it is expected that the Annual Meeting will be adjourned or postponed to solicit additional proxies. It is very important, therefore, that you vote your shares.

Q: What vote is needed to elect directors?

A: The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock voted in the election of directors.

Q: What vote is needed to approve the non-binding advisory resolution approving the compensation of our named executive officers?

A: The approval of the non-binding advisory resolution approving the compensation of our named executive officers requires that the votes cast in favor of the proposal exceed the number of votes cast against the proposal. The Board of Directors and the Compensation and Human Resources Committee value the opinions of our shareholders. To the extent that there is any significant vote against executive compensation, the Board of Directors and the Compensation and Human Resources Committee will consider shareholder concerns and evaluate whether any actions are necessary to address those concerns.

Q: What vote is needed to ratify the appointment of Ernst & Young LLP?

A: The ratification of the appointment of Ernst & Young LLP requires the number of votes cast in favor of the ratification exceed the number of votes cast in opposition to the ratification.

Q: What are the voting recommendations of the Board of Directors?

A: The Board of Directors recommends that shareholders vote **"FOR"** each of the proposed nominees for director named in this Proxy Statement; **"FOR"** the approval of the non-binding resolution approving named executive officer compensation; and **"FOR"** the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2027.

Q: How do I vote?

A: Registered shareholders (shareholders who hold Common Stock in certificated form as opposed to through a bank, broker, or other nominee) who are eligible to vote may vote in person at the Annual Meeting or by proxy. Registered shareholders have the following ways to vote by proxy:

- *by mail* - complete, sign, date, and return the enclosed proxy card; or
- *over the Internet or by telephone* - follow the instructions provided on the enclosed proxy card.

Registered shareholders are urged to deliver proxies by using the Internet, by calling the toll-free telephone number, or by completing, signing, dating and returning the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their proxies, and to confirm that such instructions have been recorded properly. Instructions for voting over the Internet or by telephone are set forth on the enclosed proxy card. Registered shareholders may also send their proxies by completing, signing, and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-paid envelope.

Shareholders who hold broker shares ("street name shareholders") who wish to vote at the Annual Meeting should be provided voting instruction from the institution that holds their shares. If this has not occurred, please contact the institution that holds your shares. Street name shareholders may also be eligible to vote their shares electronically by following the voting instruction provided by the bank, broker, or other nominee that holds the shares, using either the Internet address or the toll-free telephone number provided on the voting instruction, or otherwise completing, dating and signing the voting instruction and returning it promptly in the enclosed postage-paid envelope.

The deadline for voting electronically over the Internet or by telephone is 11:59 p.m., Eastern Time, on August 3, 2026.

Q: Can I attend the Annual Meeting?

A: The Annual Meeting is open to all holders of our Common Stock as of the close of business on the record date, June 4, 2026, as well as guests who pre-register in advance in accordance with the instructions below. We will not permit cameras, recording devices, or other electronic devices at the Annual Meeting. We encourage you to vote your shares by proxy, but you may also vote your shares in person by pre-registering and attending the Annual Meeting.

All shareholders and guests must pre-register in advance to attend the Annual Meeting. You may pre-register by email or by certified mail, following the instructions immediately below:

PRE-REGISTER BY EMAIL: If you choose to pre-register by email, please contact the Company no later than July 30, 2026 by email at annualmeeting@universalleaf.com, providing your name, address, telephone number, identifying whether you are a shareholder or a guest, and if you are a shareholder providing the control number on your proxy card and attaching a copy of your proof of share ownership. Requests delivered by email after July 30, 2026, will not be considered. The Secretary of the Company will respond to all timely received pre-registration requests.

PRE-REGISTER BY CERTIFIED MAIL: If you choose to pre-register by certified mail, please mail a written request including your name, address, telephone number, identifying whether you are a shareholder or a guest, and if you are a shareholder, providing the control number on your proxy card and enclosing a copy of your proof of share ownership, to the Secretary of the Company (Universal Corporation, P.O. Box 25099, Richmond, Virginia 23260, Attention: Secretary). All mailed requests must be sent by certified mail, return receipt requested, and received by the Company no later than July 30, 2026. Requests received by the Secretary of the Company after July 30, 2026, will not be considered. The Secretary of the Company will respond to all timely received pre-registration requests.

Regardless of whether or not you attend the Annual Meeting, we strongly encourage you to vote your shares by proxy via Internet, telephone, or mail prior to the Annual Meeting.

Q: What do I need to do in order to attend the Annual Meeting in person?

A: If you plan to attend the Annual Meeting in person, you must pre-register in advance no later than July 30, 2026, by following the instructions above under the heading "Can I attend the Annual Meeting?". The Company will maintain a list of verified, pre-registered shareholders and guests at the Annual Meeting. To gain admission to the Annual Meeting, you must present government-issued photo identification, such as a driver's license or passport, that matches the name on the pre-registration list.

Any shareholder as of the record date who pre-registers in advance may attend the Annual Meeting; however, a street name shareholder must have a legal proxy from his or her bank or broker and bring that proxy to the Annual Meeting to confirm you are the beneficial owner, and you must bring evidence of stock holdings, such as a recent brokerage account statement.

Q: How can I obtain directions to the Annual Meeting?

A: To obtain directions to attend the Annual Meeting and vote in person, please contact Investor Relations at (804) 254-3789.

Q: Can I withhold my vote?

A: You may withhold your vote with respect to the election of directors.

Q: Can I change or revoke my proxy?

A: Any shareholder who gives a proxy may change or revoke his or her proxy at any time before it is voted at the Annual Meeting. A shareholder may change or revoke his or her proxy by:

- giving written notice of revocation to our Secretary;
- executing a proxy dated as of a later date; or
- voting in person at the Annual Meeting.

If you voted over the Internet or by telephone, you can also revoke your vote by any of these methods or you can change your vote by voting again over the Internet or by telephone prior to the stated deadline. If you decide to vote by completing, signing, dating, and returning the enclosed proxy card, you should retain a copy of the voter control number found on the proxy card in the event that you decide later to change or revoke your proxy over the Internet or by telephone. Your attendance at the Annual Meeting will not itself revoke a proxy.

If you are a street name shareholder, you must follow the instructions found on the voting instruction card provided by the bank, broker, or other nominee, or contact your bank, broker, or other nominee in order to change or revoke your previously given proxy.

Q: How will my shares be voted if I sign, date, and return my proxy card or voting instruction card, but do not provide complete voting instructions with respect to each proposal?

A: Shareholders should specify their choice for each matter on the enclosed proxy. If no specific instructions are given, it is intended that all proxies that are signed and returned will be voted **"FOR"** the election of each of the nominees for director named in this Proxy Statement, **"FOR"** the approval of the non-binding resolution approving named executive officer compensation, and **"FOR"** the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2027.

As to any other business that may properly come before the Annual Meeting, the individuals named in the enclosed proxy card or voting instruction will vote the shares of Common Stock represented by the proxy in the manner as the Board of Directors may recommend, or otherwise in the proxy holders' discretion. The Board of Directors does not presently know of any other such business.

Q: Will my shares be voted if I do not provide my proxy or voting instructions?

A: It will depend on how your ownership of shares of Common Stock is registered. If you own your shares as a registered holder, which means that your shares of Common Stock are registered in your name with our transfer agent, and you do not mail your proxy, vote over the Internet or by phone in advance, or you do not vote in person at the Annual Meeting, your unvoted shares will not be voted at the Annual Meeting. They also will not count toward the quorum requirement, which is explained under "What constitutes a quorum and how many votes must be present to hold the Annual Meeting?" on page 2 of this Proxy Statement.

If you are a street name shareholder, which means that your shares are registered with our transfer agent in the name of your bank, broker or other nominee, then your bank, broker or other nominee may or may not vote your shares in its discretion if you have not provided voting instructions to the bank, broker or other nominee when permitted. Whether the bank, broker or other nominee may vote your shares depends on the proposals before the Annual Meeting. Brokers have the discretionary authority under the rules of the New York Stock Exchange, which we also refer to as the NYSE, to vote shares for which their clients do not provide voting instructions on certain "routine" matters.

The rules of the NYSE, however, do not permit your bank, broker or other nominee to vote your shares on proposals that are not considered "routine." When a proposal is not a routine matter and your bank, broker or other nominee has not received your voting instructions with respect to such proposal, your bank, broker or other nominee cannot vote your shares on such proposal. Where brokers do not have discretion to vote or do not exercise such discretion, the inability or failure to vote is referred to as a "broker non-vote." Under circumstances where a broker is not permitted to, or does not, exercise its discretion, assuming proper disclosure to us of such inability to vote, broker non-votes will not be counted as voting in favor of or against the particular matter. Please note that your bank, broker or other nominee may not vote your shares with respect to the following matters in the absence of your specific instructions as to how to vote with respect to such matters: (i) the election of the three nominees for director or (ii) the approval of the non-binding advisory resolution approving the compensation of our named executive officers. Under the rules of the NYSE, these matters are not considered "routine" matters. Based on NYSE rules, we believe that the ratification of the appointment of Ernst & Young LLP is a routine matter for which your bank, broker or other nominee may vote on behalf of their clients if no voting instructions are provided. Therefore, if you are a street name shareholder and you do not provide your voting instruction card, your bank, broker or other nominee may vote your shares on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm. **Please provide your proxy card or voting instruction so your vote can be counted.**

Q: How are withheld votes and broker non-votes counted with respect to the election of directors, and how are abstentions and broker non-votes counted with respect to the other proposals?

A: With respect to the election of directors, withheld votes and broker non-votes will not be included in the vote total for the proposal to elect the nominees for director named in this Proxy Statement and will not affect the outcome of the vote for that proposal.

With respect to the approval of the non-binding advisory resolution approving the compensation of our named executive officers, abstentions and broker non-votes will not count either in favor of, or against, the non-binding proposal and will have no effect on the proposal.

With respect to the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2027, abstentions and broker non-votes will not count either in favor of, or against, the proposal and will have no effect on the proposal.

Q: Where can I find the results of the Annual Meeting?

A: We expect to announce the preliminary voting results at the Annual Meeting, and we will disclose the final results in a

Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") within four business days after the Annual Meeting.

Q: Who pays for the solicitation of proxies?

A: We will pay all of the costs associated with this proxy solicitation on behalf of our Board of Directors. Proxies are being solicited by mail and may also be solicited in person or by telephone, facsimile, or other means of electronic transmission by our directors, officers, and employees. We will reimburse banks, brokerage firms, and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding proxy materials to the beneficial owners of shares of Common Stock. It is contemplated that additional solicitation of proxies will be made by D.F. King & Co., Inc. ("D.F. King"), 48 Wall Street, 22nd Floor, New York, New York 10005, at an anticipated cost to us of approximately $10,000, plus reimbursement of out-of-pocket expenses for such items as mailing, copying, phone calls, faxes, and other related matters. In addition, we will indemnify D.F. King against any losses arising out of D.F. King's proxy soliciting services on our behalf.

Q: Could other matters be decided at the Annual Meeting?

A: The Board of Directors does not know of any other business that may be brought before the Annual Meeting. However, if any other matters should properly come before the Annual Meeting or at any adjournment or postponement thereof, it is the intention of the individuals named in the enclosed proxy card to vote on such matters as they, in their discretion, may determine.

Q: Where can I find Universal Corporation's corporate governance materials?

A: Our Corporate Governance Guidelines, including our independence standards for members of the Board of Directors, Code of Conduct, Amended and Restated Bylaws (the "Bylaws"), and Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), and the charters of the Audit Committee, the Compensation and Human Resources Committee, the Nominating, Governance and Risk Committee, and all other standing committees, are available under the "Investors-Governance" section of our website at *https://investor.universalcorp.com/governance/governance-documents/default.aspx* and are available in print to any shareholder upon request by contacting us at the following address or phone number:

> Universal Corporation
> P.O. Box 25099
> Richmond, Virginia 23260
> Attention: Investor Relations
> Telephone: (804) 254-3789

Q: How do I communicate with the Board of Directors?

A: Shareholders and other interested parties may at any time direct communications to the Board of Directors as a whole, to the director who presides at the executive sessions of the non-employee directors, to the non-management or independent directors as a group, or to any individual member of the Board of Directors, through our website or by contacting our Secretary. The "Investors-Governance-Contact the Board" section of our website at *https://investor.universalcorp.com/governance/contact-the-board/default.aspx* contains an e-mail address established for receipt of communications with directors, and communications can also be delivered by mail by sending requests to our Secretary at the following address:

> Universal Corporation
> P.O. Box 25099
> Richmond, Virginia 23260
> Attention: Secretary
> Telephone: (804) 359-9311

Shareholders making such communications are encouraged to state that they are shareholders and provide the exact name in which their shares of Common Stock are held and the number of shares held. Each individual communicating with the Board of Directors will receive a written acknowledgment from or on behalf of our Secretary after receipt of the communication sent in the manner described above. After screening such communications for issues unrelated to the duties and responsibilities of the Board of Directors, our Secretary will distribute communications to the intended recipient(s) as appropriate. The process for such screening has been approved by our independent directors.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON AUGUST 4, 2026.

Our Proxy Statement and fiscal year 2026 Annual Report are both available free of charge under the "Investors-Financial Information" section of our website at *https://investor.universalcorp.com/financials/annual-reports/default.aspx*

Our Annual Report to Shareholders, which includes a copy of our fiscal year 2026 Annual Report (excluding exhibits) as filed with the SEC, is being mailed to shareholders with this Proxy Statement.

We will provide additional copies of our fiscal year 2026 Annual Report, including the financial statements and financial statement schedules, without charge to any person to whom this Proxy Statement has been delivered if they so request. Requests should be directed to Investor Relations at the address or phone number provided on page 5 of this Proxy Statement.

We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as reports on Forms 3, 4 and 5 filed by our directors and executive officers pursuant to Section 16 of the Exchange Act, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. The information on our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

These Proxy materials were first sent or made available to shareholders on July 1, 2026.

PROPOSAL ONE

ELECTION OF DIRECTORS

In accordance with our Articles of Incorporation and Bylaws, the Board of Directors is divided into three classes. The term of office of one of the three classes of directors expires each year, and each class is elected for a three-year term.

Six members of the Board of Directors have previously been elected to terms expiring in 2027 or 2028, as indicated below. The Nominating, Governance and Risk Committee has recommended to the Board of Directors, and the Board of Directors has approved, the nomination of the three remaining nominees, Mr. Arthur J. Schick, Jr., Mr. Gregory A. Trojan and Ms. Jacqueline T. Williams to be elected for three-year terms at the Annual Meeting. Each nominee has consented to being named in this Proxy Statement and to serve if elected.

As previously announced on November 5, 2025, the Board of Directors elected Mr. Gregory A. Trojan to serve as a director of the Company. With the exception of Mr. Trojan, all of the nominees and incumbent directors listed below were previously elected by the shareholders. Mr. Thomas H. Johnson has reached retirement age as set forth in our Corporate Governance Guidelines. As a result, the Board did not nominate him for re-election. His current term will expire at the conclusion of the Annual Meeting. Effective following the conclusion of the Annual Meeting, the size of the Board of Directors will be reduced to nine members.

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock cast in the election of directors. With a plurality vote, the nominees receiving the highest vote totals for the director positions up for election will be elected. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Unless otherwise specified in the accompanying form of proxy, it is intended that votes will be cast for the election of all of the director nominees. Each nominee has consented to being named in this Proxy Statement and to serve if elected. However, if, at the time of the Annual Meeting, any nominee should be unavailable to serve as a director, it is intended that votes will be cast, pursuant to the enclosed proxy, for such substitute nominee as may be nominated by the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unavailable to serve.

Set forth below is information concerning the age, principal occupation, employment and directorships during the past five years, positions with the Company of each nominee and incumbent director whose term will continue following the Annual Meeting, the year in which he or she first became a director of the Company, and his or her term of office as a director. Also set forth below is a brief discussion of the specific experience, qualifications, attributes, and skills that led to the conclusion that each such nominee and director should serve as a director as of the date of this Proxy Statement, in light of the Company's business and structure.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "<u>FOR</u>" MR. ARTHUR J. SCHICK, JR., MR. GREGORY A. TROJAN AND MS. JACQUELINE T. WILLIAMS TO BE ELECTED TO A THREE-YEAR TERM.

Director Skills and Experience

We seek directors whose collective qualities, skills and experience help ensure that the Board of Directors is well-positioned to effectively oversee our business, long-term strategy and risks. The Nominating, Governance and Risk Committee is responsible for reviewing with the Board of Directors the appropriate skills and characteristics required of directors.

The skills matrix below provides information regarding the skills and experience that the Board of Directors believes are currently most essential to creating long-term shareholder value. The chart below also includes experience obtained as a director of the Company.

The following chart is not intended to be an exhaustive list of each individual's skills and experiences, as each individual also contributes other skills, expertise, experience and personal attributes that while important are not reflected on the chart.

	Diana F. Cantor	Lennart R. Freeman	Fotini E. Manolios	Arthur J. Schick, Jr.	Robert C. Sledd	Gregory A. Trojan	Thomas H. Tullidge Jr.	Preston D. Wigner	Jacqueline T. Williams
Knowledge, Skills and Experience									
Audit/Public Accounting	✓	✓	✓	✓	✓	✓	✓	✓	✓
Commercial Banking	✓		✓				✓		
Consumer Products		✓		✓	✓	✓			
Environmental Sustainability	✓	✓		✓	✓		✓	✓	✓
Executive Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓
Finance	✓	✓	✓	✓	✓	✓	✓		✓
Human Capital Mgmt	✓	✓	✓	✓	✓	✓	✓	✓	✓
Industry Experience	✓	✓		✓	✓		✓	✓	✓
International	✓	✓	✓	✓	✓		✓	✓	✓
Investments/Capital Markets	✓	✓	✓		✓	✓	✓		✓
Legal/Regulatory	✓	✓	✓	✓	✓		✓	✓	✓
Marketing	✓	✓	✓	✓	✓	✓	✓		✓
Operational/ Manufacturing	✓	✓	✓	✓	✓	✓	✓	✓	✓
Other Public Company Board Service	✓				✓	✓			
Product Development	✓	✓	✓	✓	✓		✓		✓
Risk Oversight and Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
Social Responsibility	✓	✓	✓	✓	✓		✓	✓	✓
Strategic Planning/M&A/ Transformation	✓	✓	✓	✓	✓	✓	✓	✓	✓
Supply Chain/ Distribution Chain	✓	✓		✓	✓		✓	✓	✓
Technology/Cyber/AI	✓	✓	✓	✓	✓		✓	✓	✓

Board Profile

We seek directors who have a breadth of experience, a wide range of complementary skills, and reflect diverse perspectives and backgrounds relevant to our industry and strategy. Below presents a snapshot of the expected composition of our Board of Directors immediately following the Annual Meeting.

	Diana F. Cantor	Lennart R. Freeman	Fotini E. Manolios	Arthur J. Schick, Jr.	Robert C. Sledd	Gregory A. Trojan	Thomas H. Tullidge Jr.	Preston D. Wigner	Jacqueline T. Williams
Gender									
Male		✓		✓	✓	✓	✓	✓	
Female	✓		✓						✓
Race/Ethnicity									
African American/Black									✓
White	✓	✓	✓	✓	✓	✓	✓	✓	
Age	68	74	55	70	73	67	69	57	73
Board Tenure	14	13	1	3	17	0	8	2	6

Incumbent Directors Whose Terms Expire in 2026 and are Nominated for Election to a Three-Year Term Expiring in 2029 (Class II Directors)



Age: 70
Independent Director since 2023
Member, Audit Committee
Member, Finance and Pension Investment Committee
Member, Nominating, Governance and Risk Committee

Arthur J. Schick, Jr.
President, Alpha Sierra Global LLC

ARTHUR J. SCHICK, JR. is a global consumer products executive with expertise in domestic and international strategic supplier development and procurement (ingredients and packaging), operations, supply chain management, and research and development. Mr. Schick is a 35-year veteran of PepsiCo, Inc. ("PepsiCo"), a global food and beverage company. He retired as Vice President of Proprietary Flavors within the Beverage Concentrate Division of PepsiCo in 2020. During his 17 years in that position, Mr. Schick led PepsiCo's organization that manufactured all proprietary flavors for the company's global beverage brands and led the global sourcing strategies and supply chain management for the organization. From 1985 to 2003, Mr. Schick held other leadership roles in global procurement, operations, and supply chain management at PepsiCo, including Senior Director, Procurement in the Beverage Concentrate Division and Director, Global Procurement. Earlier in his career, Mr. Schick worked in the Research and Development Division of Procter & Gamble, a consumer products company. In addition, Mr. Schick served over ten years as a contributing board member for the Flavor Extract Manufacturers Association ("FEMA"), the premier national association of the U.S. flavor industry, serving as FEMA's President in 2013. Since 2020, Mr. Schick has served as the President of Alpha Sierra Global LLC, a consulting company that provides strategic and operational consulting to firms that focus on consumer products, flavor compounding, and ingredients.

The Board of Directors believes that Mr. Schick's breadth of experience in the ingredients and value-added supplier space represents an invaluable addition to the Board of Directors. His extensive experience as a well-respected global consumer products executive with in-depth knowledge of the food and beverage industry, as well as his deep-rooted expertise and knowledge of the ingredients industry from the top down, broaden the Board's skills and expertise related to the Company's plant-based ingredients business and strategies. He also brings tremendous value to the Board of Directors with respect to both business segments of the Company, with over four decades of experience in strategic supplier development, procurement, operations, international supply chain management, and product research and development.



Gregory A. Trojan
Former CEO, BJ's Restaurants Inc.

Age: 67

Independent Director since 2025

Member, Audit Committee

Member, Compensation and Human Resources Committee

Member, Finance and Pension Investment Committee

GREGORY A. TROJAN is a retired executive and has over 25 years of executive leadership experience across nationally recognized restaurant, retail, and consumer products companies. He served as Chief Executive Officer of BJ's Restaurants, Inc., the owner and operator of over 200 casual dining restaurants throughout the U.S., from 2013 to 2021 and as a member of the board of directors from 2012 to September 2025. Before that, Mr. Trojan served as Chief Executive Officer of Guitar Center, Inc. and House of Blues Entertainment, Inc. and held various senior leadership positions at PepsiCo, Inc. Mr. Trojan currently serves on the Board of Directors of Casey's General Stores, Inc. as well as on the Board of Managers of CEC Brands, LLC, the parent company of Chuck E. Cheese and Peter Piper Pizza.

The Board of Directors believes that Mr. Trojan is a valuable addition to the Board, bringing extensive experience as a seasoned executive, with a strong track record of leading complex organizations, deepening customer relationships and driving strategic growth. His business acumen and operational expertise will provide meaningful perspective to our Board as we continue to advance Universal's priorities for both our tobacco and ingredients platforms and create sustainable value for all our stakeholders.



Age: 73
Independent Director since 2020
Member, Audit Committee
Member, Finance and Pension Investment Committee
Member, Nominating, Governance and Risk Committee

Jacqueline T. Williams
Former Director, Ohio Department of Commerce

JACQUELINE T. WILLIAMS is an experienced executive with leadership in government, financial services and telecommunications. Most recently, Ms. Williams served as Director of the Ohio Department of Commerce. Appointed by Ohio's Governor, Ms. Williams served in the Cabinet position from 2015 to 2019, providing enterprise leadership for the state's principal business regulatory agency, including operational responsibility for the state's billion dollar spirits industry. Ms. Williams' prior tenure includes serving as Ohio's Chief of Minority Business Development and as Executive Director of the Ohio Liquor Control Commission. She worked as Director of College Savings for New America Foundation, a Washington D.C.-based think tank, and served for a decade as Executive Director of the Ohio Tuition Trust Authority which operates the state's 529 college savings programs. Ms. Williams spent 15 years with AT&T, a telecommunications, technology, media and entertainment company. Ms. Williams has served on a number of public sector boards including the Ohio Housing Finance Agency, the Ohio Minority Development Finance Advisory Board and the Columbus Cancer Clinic. Ms. Williams also served as board chair for the Ohio Minority Business Advisory Council, Chair of the College Savings Plans Network and as president of the Columbus (Ohio) Board of Health. Ms. Williams provides deep expertise in public policy, economic development, marketing, public relations, business strategy and regulation.

The Board of Directors believes that Ms. Williams' substantial financial, strategic and leadership experience across the public and private sectors enables her to offer the Board of Directors a broad perspective encompassing public policy, commercial integrity and regulation, diversity and inclusion, financial strategy and management, and economic development. Ms. Williams' diverse experience adds important multi-disciplinary financial and strategic perspective to the Board of Directors. Her tenure as Director of the Ohio Department of Commerce lends valuable insights to the Board of Directors regarding public policy, governance best practices, and executive leadership.



Age: 68

Independent Director since 2012

Chair, Nominating, Governance and Risk Committee

Member, Compensation and Human Resources Committee

Member, Executive Committee

Member, Finance and Pension Investment Committee

Diana F. Cantor
Partner, Alternative Investment Management, LLC

DIANA F. CANTOR is currently a Partner at Alternative Investment Management, LLC, an independent, privately held investment management firm, a position she has held since January 2010. In that role, she provides executive oversight as a member of the Board of Managers and advises on strategic business development and investment activities. She also serves as a Managing Director with AKF Consulting Group, a strategic advisor to public administrators of state investment programs, focusing on the areas of governance, fiduciary duties, and oversight of state-run investment programs. Mrs. Cantor is a past Chair of the Board and served from 2010 through 2020 as a Trustee of the Virginia Retirement System, where she was responsible for the oversight and risk management of the Commonwealth of Virginia's retirement system. Mrs. Cantor served as a Managing Director with New York Private Bank and Trust from January 2008 through December 2009, where she participated in the expansion of the Bank's wealth management activities. She was the founder and Chief Executive Officer of the Virginia College Savings Plan (now known as Commonwealth Savers), an independent agency of the Commonwealth of Virginia, a position she held from 1996 to 2007. In that role, she was responsible for the creation, implementation, and investment management of a $27 billion program. Earlier in her career, she served as a Vice President of Richmond Resources, Ltd., a real estate development, construction, and management company, and as a Vice President at Goldman, Sachs & Co., overseeing the firm's leveraged buyout and internal investment funds and merchant banking operations.

Mrs. Cantor has served on the board of directors of VICI Properties Inc., an experiential-asset focused real estate investment trust, since 2018, and is both Chair of its Audit Committee and a member of the Nominating and Governance Committee. Mrs. Cantor also serves on the board of trustees of the Dodge & Cox Funds since 2024, and is a member of the Audit and Compliance Committee, Contract Review Committee, Nominating and Governance Committee, and Valuation Committee. Mrs. Cantor is a director of VCU Health System Authority, serving as the Vice Chair of the Board of Directors, the Chair of the Investment and Debt Committee, as well as a member of the Finance and Property Committee, the Audit and Compliance Committee, the Governance Committee, the Evaluation and Compensation Committee, and the Executive Committee. From 2005 to 2025, Mrs. Cantor served as a director of Domino's Pizza, Inc. ("Dominos"), a global pizza restaurant chain and franchise pizza delivery company and in that role as a member of the Nominating and Corporate Governance Committee, the Inclusion and Diversity Committee, and Chair of the Audit Committee. Mrs. Cantor also served as a director and member of the Audit Committee of Revlon, Inc., a global cosmetics company, from 2013 to 2015, as a director of The Edelman Financial Group, Inc., a provider of investment advice, from 2011 to 2012, and as a director and Chair of the Audit Committee of Media General, Inc., a provider of news, information, and entertainment, from 2005 until its merger with Nexstar Broadcasting Group, Inc. to form Nexstar Media Group, Inc. in January 2017.

The Board of Directors believes that Mrs. Cantor possesses extensive investment, financial, and legal experience, in addition to significant public company directorship and committee experience, all of which add important, multi-disciplinary financial, risk-management, and strategic leadership and perspectives to the Board of Directors. Her service on the boards of public multinational corporations offers the Board of Directors valuable insights on governance best practices and executive leadership. Her board service on numerous public retail companies also adds important consumer product and marketing perspectives, as well as experience with strategic business development, to the Board of Directors.



Age: 73

Independent Director since 2009

Chairman, Finance and Pension Investment Committee

Member, Compensation and Human Resources Committee

Member, Nominating, Governance and Risk Committee

Robert C. Sledd
Managing Partner, Sledd Properties, LLC

ROBERT C. SLEDD is Managing Partner of Sledd Properties, LLC, an investment company, and has held that role since 2001. From January 2010 until January 2014, Mr. Sledd served as the Senior Economic Advisor to the former Governor of Virginia and was responsible for the development of Virginia's strategic economic development plan and oversight in coordination with the Secretary of Commerce. In 1987, Mr. Sledd co-founded and served as Chief Executive Officer of Performance Food Group Company ("PFG"), a foodservice distribution company. During his tenure at PFG, Mr. Sledd oversaw the development and implementation of its strategic plan, becoming Chairman and Chief Executive Officer in 1995. Under his leadership, PFG became the third largest foodservice distributor in the U.S. and the largest produce processor and bagged salad supplier to both the retail and foodservice markets with approximately $7 billion in sales. Mr. Sledd remained Chairman until PFG was taken private in June 2008. Mr. Sledd also served as a director and a member of the Audit and Executive Committees of Owens & Minor, Inc., a distributor of national name-brand medical and surgical supplies and a healthcare supply chain management company, from 2007 to 2021 and served as Chairman of the Board from 2018 to 2020. Mr. Sledd served as the Interim President and Chief Executive Officer of Owens & Minor, Inc. from November 2018 to March 2019. From 1996 until his retirement in May 2024, Mr. Sledd served as a director on the board of Pool Corporation, a wholesale distributor of swimming pool supplies, equipment, and related leisure products, and was a member of its Audit and Compensation Committees. In that time, Pool Corporation was among the top performing companies on the Nasdaq.

The Board of Directors believes that Mr. Sledd's multi-disciplinary expertise in agri-products distribution and economic and business development provides the Board of Directors with valuable strengths and insights. In addition, his strategic and operational experience in the food industry is an important addition to the Board's skills and expertise and supports the Company in its execution of its strategies with respect to developing and growing its plant-based ingredients platform. Further, his public company experience in senior executive and director roles enhances the Board of Directors' governance, strategic growth, and financial expertise.



Age: 69

Independent Director since 2018

Chairman, Audit Committee

Member, Executive Committee

Member, Finance and Pension Investment Committee

Thomas H. Tullidge, Jr.
Chief Strategy Officer, Legal and Finance, Managing Director and a
Co-Founder of Cary Street Partners Financial LLC

THOMAS H. TULLIDGE, JR. is Chief Strategy Officer, Legal and Finance, Managing Director and a co-founder of Cary Street Partners Financial LLC (formerly Luxon Financial LLC), a comprehensive wealth and asset management service provider that was founded in 2002. In that role, he is responsible for developing, communicating, executing, and sustaining corporate strategic initiatives. Previously, Mr. Tullidge held several senior level positions within the Mergers and Acquisitions Group of Wachovia Securities, formerly First Union Securities, including Head of the Technology Mergers and Acquisitions Group. During his tenure at Wachovia Securities, Mr. Tullidge also led the Healthcare Mergers and Acquisitions Group and executed transactions across a wide range of industries in addition to healthcare and technology, including Business Services, Media and Entertainment, and Restaurants. Prior to joining First Union, he was a partner at Jefferson Capital Partners, Ltd., a private equity firm, and before that he served as Vice President in Business Development and as Senior Vice President, General Counsel and Corporate Secretary with Trigon Blue Cross Blue Shield. Mr. Tullidge was also a Partner with the law firm of McGuireWoods LLP and an accountant with Price Waterhouse. He serves as a member of the Executive Committee of Cary Street Partners Financial LLC. Mr. Tullidge also currently serves as a director and member of the Audit and Finance Committees of Carpenter Co., a privately-held company and one of the world's largest producers of comfort cushioning products, and as a director and member of the Executive, Audit, and Compensation Committees of Gray Lumber Company, a privately held real estate investment firm.

The Board of Directors believes that Mr. Tullidge's extensive experience in structuring, negotiating, and executing mergers and acquisitions, joint ventures, and other complex corporate finance transactions domestically and internationally provides the Board of Directors valuable executive leadership, financial, and corporate strategy perspective. His investment, financial, and legal experience, as well as his background in risk oversight, management, and corporate governance, also add important, multi-disciplinary skills and perspectives to the Board of Directors.



Age: 74
Independent Director since 2013
Member, Audit Committee
Member, Compensation and Human Resources Committee
Member, Executive Committee

Lennart R. Freeman
Former President and Chief Executive Officer,
North American Division, Swedish Match AB

LENNART R. FREEMAN worked for Swedish Match AB, a Swedish producer and global distributor of smokeless tobacco products, cigars, matches and lighters ("Swedish Match"), for over 30 years, serving in various executive roles of increasing responsibility, including as Executive Vice President of Swedish Match, President and Chief Executive Officer of its North American Division and as President of its International Division. Under his leadership, the North American Division tripled its sales and operating income and the International Division successfully completed a major restructuring, resulting in the sale of the South African business to Philip Morris International in 2009 and the merger of the Cigar and Pipe Tobacco business with Scandinavian Tobacco Group in 2010, creating the second largest cigar company in the world. Earlier in his career at Swedish Match, he served as Managing Director, Cricket Lighters and as President for the Cigarette Division. Following his retirement from Swedish Match in 2011 and until December 2014, he served as a director of the board of Dometic Group AB, a privately-held global provider of comfort products for the recreational vehicle, automotive and marine markets.

Mr. Freeman is a well-recognized tobacco industry veteran, receiving the "Giant of the Industry Award," which was presented by the California Distributors Association in October 2005, and the "Captain of the Industry Award," which was presented by the Pennsylvania Distributors Association in October 2000.

The Board of Directors believes that Mr. Freeman's extensive experience in the tobacco industry adds depth to the Board of Directors' ability to evaluate and develop industry opportunities and strategies and to support the Company's execution of its strategies with respect to maximizing the performance of its core tobacco business. His senior leadership roles at Swedish Match provide the Board of Directors with valuable expertise regarding corporate leadership, governance and strategic planning. In addition, his years with Swedish Match, a multinational company, also adds a unique customer and international perspective to the Board of Directors.



Age: 55

Independent Director since 2025

Member, Audit Committee

Member, Compensation and Human Resources Committee

Member, Nominating, Governance and Risk Committee

Fotini E. Manolios
Former Managing Vice President, Head of Total Rewards,
Capital One Financial Corporation

FOTINI E. MANOLIOS served as Managing Vice President, Head of Total Rewards of Capital One Financial Corporation ("Capital One"), a Fortune 100 tech-enabled financial services firm, from 2012 through September 2022. Ms. Manolios previously held various roles of increasing responsibility at Capital One, including Director, Head of US Card & International Compensation, Senior Director, Head of US Card Compensation, International Total Rewards & Global Mobility and Vice President, Head of US Card Compensation, International Total Rewards & Global Mobility. Prior to joining Capital One, Ms. Manolios served as HR Business Partner & Director of Compensation at GenSpring Family Offices, a subsidiary of SunTrust Bank, from 2010 to 2012, and as a Senior Compensation Consultant in the Wealth & Investment Management group at SunTrust Bank from 2008 to 2010. Ms. Manolios also worked at Accenture where she held various roles of increasing responsibility from 1999 to 2008 and Citibank from 1996 to 1999.

Ms. Manolios currently serves as a director of VCU Health and is the Chair of the Evaluation & Compensation Committee and a member of the Audit & Compliance Committee and the Investment and Debt Committee.

The Board of Directors believes that Ms. Manolios' multinational experience and deep expertise in human resources matters, with a track record of helping to develop and reward high performing organizations will support the Board of Directors' oversight of the Company's workforce and compensation programs and policies. Specifically, her expertise aligns with the Company's commitment to setting high standards that benefit all Universal stakeholders, providing great value to the Board of Directors.



Age: 57
Director since 2024
Chairman, Executive Committee

Preston D. Wigner

Chairman, President and Chief Executive Officer,
Universal Corporation

Chairman, President and Chief Executive Officer,
Universal Leaf Tobacco Company, Inc.

Chairman and President, Universal Ingredients

PRESTON D. WIGNER was elected Chairman, President, and Chief Executive Officer of Universal Corporation effective October 1, 2024. Previously, he had served as Senior Vice President of Universal Corporation and Executive Vice President of Universal Leaf Tobacco Company ("Universal Leaf") from April 1, 2024 until October 1, 2024. Prior to those roles, Mr. Wigner served as Vice President, General Counsel and Secretary of Universal Corporation and Senior Vice President, General Counsel and Assistant Secretary of Universal Leaf from November 2005 until April 2024, and served as the Company's Chief Compliance Officer from 2007 to 2012. Mr. Wigner is also Chair of the Universal Leaf Board of Directors and Chairman of Universal Ingredients, Inc. Prior to joining the Company, Mr. Wigner served as an associate with the law firms Williams Mullen; and Hunton Andrews Kurth LLP (formerly Hunton & Williams LLP).

Through his years of service with Universal and as Chairman of the Board, Mr. Wigner provides strong and thoughtful leadership to the Board of Directors, using his extensive risk oversight, management and corporate governance experience. In addition, as President and Chief Executive Officer, Mr. Wigner is able to communicate with and inform the Board of Directors about the Company's management team, day-to-day operations, customer relationships, important industry developments, and the execution of the Company's strategic initiatives. The Board of Directors believes that Mr. Wigner's deep industry knowledge, governance expertise and forward-looking thinking brings an invaluable perspective to the Company's current operations and its ongoing relationships with customers and suppliers, and provides great value to the Board of Directors.

STOCK OWNERSHIP
Principal Shareholders

The following table sets forth as of the record date, June 4, 2026, certain information with respect to the beneficial ownership of shares of Common Stock by each person or group we know to beneficially own more than 5% of the outstanding shares of such stock.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class[1]
	(#)	(%)
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	3,705,879 [2]	15.0%
Dimensional Fund Advisors LP 6330 Bee Cave Road, Building One Austin, Texas 78746	1,906,609 [3]	7.7%
Vanguard Portfolio Management 100 Vanguard Boulevard Malvern, Pennsylvania 19355	1,781,041 [4]	7.2%
Vanguard Capital Management 100 Vanguard Boulevard Malvern, Pennsylvania 19355	1,251,975 [5]	5.1%
State Street Corporation State Street Financial Center 1 Congress Street, Suite 1 Boston, Massachusetts 02114	1,239,027 [6]	5.0%

[1] The percentages shown in the table are based on 24,925,697 shares of Common Stock outstanding on June 4, 2026.

[2] An amended Schedule 13G/A filed with the SEC on April 30, 2025 indicates that BlackRock, Inc., acting as a parent holding company, reported that it has sole voting power over 3,662,729 shares of Common Stock, shared voting power over no shares of Common Stock, sole dispositive power over 3,705,879 shares of Common Stock and shared dispositive power over no shares of Common Stock.

[3] As reported on an amended Schedule 13G/A filed with the SEC on February 9, 2024. According to this filing Dimensional Fund Advisors LP, in its capacity as investment adviser, sub-advisor and/or investment manager to certain registered investment companies, commingled funds, group trusts and separate accounts (collectively, "Funds"), has the sole voting power over 1,880,765 shares of Common Stock, shared voting power over no shares of Common Stock, sole dispositive power over 1,906,609 shares of Common Stock and shared dispositive power over no shares of Common Stock that are owned by such Funds. According to its Schedule 13G/A, Dimensional Fund Advisors LP disclaims beneficial ownership of such shares.

[4] As reported on a Schedule 13G filed with the SEC on April 29, 2026. According to this filing, Vanguard Portfolio Management ("VPM") and/or its affiliates have possessed sole voting power over 38,515 shares of Common Stock, shared voting power over no shares of Common Stock, sole dispositive power over 1,781,041 shares of Common Stock, and shared dispositive power over no shares of Common Stock. The Schedule 13G reports that the securities are beneficially owned, or deemed to be beneficially owned, by VPM and the following affiliates of VPM or business divisions of such affiliates: Vanguard Fiduciary Trust Company and Vanguard Global Advisers, LLC. The Schedule 13G includes securities held by Vanguard funds over which VPM exercises dispositive power, in addition to securities held by clients over which the affiliates or business divisions of such affiliates indicated above exercise dispositive and/or voting power.

[5] As reported on a Schedule 13G filed with the SEC on April 30, 2026. According to this filing, Vanguard Capital Management LLC ("VCM") and/or its affiliates have possessed sole voting power over 183,980 shares of Common Stock, shared voting power over no shares of Common Stock, sole dispositive power over 1,251,975 shares of Common Stock, and shared dispositive power over no shares of Common Stock. The Schedule 13G includes securities held by Vanguard funds over which VCM exercises dispositive power, in addition to securities held by clients over which the affiliates or business divisions of such affiliates exercise dispositive and/or voting power.

[6] As reported on a Schedule 13G filed with the SEC on February 6, 2025. According to this filing State Street Corporation, acting as a parent holding company and as an investment adviser, has sole voting power over no shares of Common Stock, shared voting power over 1,218,022 shares of Common Stock, sole dispositive power over no shares of Common Stock, and shared dispositive power over 1,239,027 shares of Common Stock.

Directors and Executive Officers

The following table sets forth as of the record date, June 4, 2026, certain information with respect to the beneficial ownership of shares of Common Stock by (i) each director or nominee, (ii) each executive officer listed in the "Summary Compensation Table" on page 51 of this Proxy Statement, and (iii) all current directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares	Percent of Class[1]
	(#)	(%)
Diana F. Cantor	27,568	*
Catherine H. Claiborne	37,593	*
Lennart R. Freeman	16,029	*
Airton L. Hentschke	144,163	*
Thomas H. Johnson	37,725	*
Johan C. Kroner	66,527	*
Fotini E. Manolios	2,793	*
J. Patrick O'Keefe	21,655	*
Arthur J. Schick, Jr.	8,779	*
Robert C. Sledd	11,959	*
Gregory A. Trojan[2]	—	-
Thomas H. Tullidge, Jr.	19,435	*
Preston D. Wigner	127,253	*
Jacqueline T. Williams	16,491	*
All current directors and all executive officers as a group (18 persons)	551,772	2.2 %

* Percentage of ownership is less than 1% of the outstanding shares of Common Stock.

[1] The percentages shown in the table are based on 24,925,697 shares of Common Stock outstanding on June 4, 2026.

[2] Mr. Trojan joined the Board of Directors on November 5, 2025.

CORPORATE GOVERNANCE AND COMMITTEES

General

Our business and affairs are managed under the direction of the Board of Directors in accordance with the Virginia Stock Corporation Act and our Articles of Incorporation and Bylaws. Members of the Board of Directors are kept informed of our business through discussions with the Chairman, President, and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees. The corporate governance practices we follow are summarized below.

Corporate Governance Guidelines

The Board of Directors has adopted written Corporate Governance Guidelines that set forth the practices of the Board of Directors with respect to the qualification and selection of directors, director orientation and continuing education, director responsibilities, Board of Directors composition and performance, director access to management and independent advisors, director compensation, management evaluation and succession, evaluation of the Board of Directors' performance, and various other issues. The Corporate Governance Guidelines are available to shareholders and the public free of charge under the "Investors-Governance" section of our website at *https://investor.universalcorp.com/governance/governance-documents/ default.aspx* A printed copy is available to any shareholder free of charge upon written request directed to Investor Relations at the address provided on page 5 of this Proxy Statement.

Code of Conduct

The Board of Directors has adopted a written Code of Conduct applicable to our directors, officers, and employees, and the directors, officers, and employees of each of our subsidiaries and controlled affiliates. The Code of Conduct satisfies the NYSE requirements for a "Code of Business Conduct and Ethics" and the SEC definition of a "Code of Ethics for Senior Financial Officers." The Code of Conduct addresses such topics as protection and proper use of Company assets, compliance with applicable laws and regulations, accuracy and preservation of records, accounting and financial reporting, conflicts of interest, and insider trading. The Code of Conduct is available to shareholders and the public free of charge under the "Compliance" section of our website at *https://www.universalcorp.com/compliance/*. A printed copy is available to any shareholder free of charge upon written request directed to Investor Relations at the address provided on page 5 of this Proxy Statement.

Insider Trading Policy

The Board of Directors has adopted a Policy Relating to Insider Trading of Securities and Section 16 Reporting (the "Insider Trading Policy") governing the purchase, sale and/or other dispositions of the Company's securities by its directors, officers and employees, and the Company itself, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. The Insider Trading Policy applies to directors, officers, employees and consultants of the Company, its affiliates and its subsidiaries. Among other things, the Insider Trading Policy prohibits trading in the Company's securities if a director, officer, employee or consultant is aware of material non-public information (except for transactions pursuant to a written plan that has been adopted in conformity with Rule 10b5-1 under the Exchange Act and pre-cleared with the Company). These individuals are also prohibited from disclosing material non-public information about the Company to any other persons. The Insider Trading Policy also sets forth information with respect to restricted trading periods, pre-clearance procedures and Section 16 compliance. It also contains prohibitions on specific types of trading in the Company's securities, including short sales, publicly traded options and hedging transactions, that are designed to mitigate or avoid risks associated with long-term ownership of the Company's securities, as well as holding shares in margin accounts or pledging shares. The Company's Insider Trading Policy is filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended March 31, 2024.

Prohibitions on Hedging

The Company prohibits all directors, officers and employees from engaging in speculative trading and hedging shares of Company securities, including Common Stock. This includes prohibitions against short-selling Company securities and transactions in any derivative of Company securities, including publicly traded options for hedging and similar transactions. Directors, executive officers and employees are prohibited from writing call or put options relative to the Company's securities. Further, directors, officers and employees are restricted from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this restriction may be granted where a director, officer or employee wishes to pledge Company securities as collateral for a loan (not including margin debt), clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities, and notifies the Company's General Counsel prior to the proposed execution.

Director Independence

The Board of Directors, in its business judgment, has determined that each member of the Board of Directors, except Mr. Wigner, our Chairman, President, and Chief Executive Officer, is independent as defined by the NYSE listing standards and our Corporate Governance Guidelines. In reaching this conclusion and as set forth in the independence standards of our Corporate Governance Guidelines, the Board of Directors evaluated each director or nominee for director in light of the specified independence tests set forth in the NYSE listing standards. In addition, the Board of Directors considered whether we and our subsidiaries conduct business and have other relationships with organizations of which certain members of the Board of Directors or members of their immediate families are or were directors or officers. There has been no such business or relationships for the past three fiscal years.

Executive Sessions

The independent directors of the Board of Directors meet in executive session without management or employee directors present. Such executive sessions may be scheduled either before or after each regularly scheduled Board of Directors meeting. Although designated to meet at least annually, during fiscal year 2026 the independent directors met in executive session five times. The independent directors designate the Lead Independent Director, who is responsible for presiding over the executive sessions of the independent directors. Mr. Johnson currently serves as Lead Independent Director. Effective upon Mr. Johnson's retirement from the Board of Directors at the conclusion of the Annual Meeting, the independent directors have appointed Mrs. Cantor to serve as the Lead Independent Director. The Lead Independent Director is responsible for advising the Chairman, President, and Chief Executive Officer of the outcome of any decisions reached or suggestions made at these sessions.

Communications with Directors

Interested parties may at any time direct communications to the Board of Directors as a whole, to the Lead Independent Director, to any individual member of the Board of Directors, or to the non-management or independent directors as a group through our website or by contacting our Secretary. The "Investors-Governance-Contact the Board" section of our website at *https://investor.universalcorp.com/governance/contact-the-board/default.aspx* contains an e-mail address established for submitting communications to directors. Communications can also be delivered by mail by sending requests to our Secretary at the address listed on page 5 of this Proxy Statement.

Shareholders making such communications are encouraged to state that they are shareholders and provide the exact name in which their shares of Common Stock are held and the number of shares held. Each individual communicating with the Board of Directors will receive a written acknowledgment from or on behalf of our Secretary after receipt of the communication sent in the manner described above. After screening such communications for issues unrelated to the duties and responsibilities of the Board of Directors, our Secretary will distribute communications to the intended recipient(s) as appropriate. The process for such screening has been approved by our independent directors.

Board and Committee Meeting Attendance

During fiscal year 2026, there were six meetings of the Board of Directors. Each director attended 75% or more of the total number of meetings of the Board of Directors and of the committees on which they served.

Board Leadership Structure and Role in Risk Oversight

Board Leadership Structure

The Board of Directors does not have a policy on whether or not the role of the Chief Executive Officer and Chairman should be separate or, if it is to be separate, whether the Chairman should be selected from the non-employee directors or be an employee. In determining the appropriate Board leadership structure, the Board considers a number of factors, including the Company's strategic goals, the risks and opportunities the Company faces, the Company's business and operating environment, the experience and skills of the Company's directors and the interests of the Company's shareholders.

Currently, Mr. Wigner serves as Chairman of the Board, President, and Chief Executive Officer. Mr. Wigner was elected by the Board of Directors as Chairman of the Board, President and Chief Executive Officer in October 2024. Prior to his election as our President and Chief Executive Officer, Mr. Wigner served as our General Counsel and Secretary from November 2005, until April 2024, when he was elected Senior Vice President. The Board of Directors believes that because Mr. Wigner has unique and extensive experience and understanding of our business, he is well situated to lead and execute strategy and business plans to maximize shareholder value by having a combined role of Chairman of the Board, President, and Chief Executive Officer.

The Company's Corporate Governance Guidelines permit the individual who serves as Chief Executive Officer to serve as Chairman of the Board of Directors. In order to ensure that independent directors continue to play a leading role in our governance, however, the Board of Directors established the position of a Lead Independent Director in our Corporate Governance Guidelines.

The position of Lead Independent Director is intended to ensure that the Board of Directors operates independently of management, and directors and shareholders have an independent leadership contact. The Lead Independent Director, who is elected annually by the independent directors and must satisfy our independence standards, is responsible for presiding over the executive sessions of the independent directors and performing such other duties as may be delegated to the position by the Board of Directors. The Lead Independent Director also has the following additional roles and responsibilities:

- serve as a liaison between the independent directors and the Chief Executive Officer and Chairman of the Board of Directors and senior management to report or raise matters;
- preside over meetings of the independent directors and, as appropriate, provide prompt feedback to the Chief Executive Officer and Chairman of the Board of Directors;
- call meetings and set agendas for executive sessions of the independent directors;
- serve as a "sounding board" and mentor to the Chief Executive Officer and Chairman of the Board of Directors;
- take a leading role in the Board's evaluation of the Chief Executive Officer and succession planning;
- chair Board of Directors meetings when the Chairman of the Board of Directors is not present or when there is a potential conflict of interest; and
- perform such other duties and responsibilities as may be delegated to the Lead Independent Director by the Board of Directors from time to time.

Mr. Johnson currently serves as our Lead Independent Director until the conclusion of the 2026 Annual Meeting. In recognition of Mr. Johnson's pending retirement, the independent directors have appointed Mrs. Cantor to serve as Lead Independent Director effective at the conclusion of the Annual Meeting.

The Board of Directors also has five standing committees: the Audit Committee, the Compensation and Human Resources Committee, the Executive Committee, the Finance and Pension Investment Committee, and the Nominating, Governance and Risk Committee. Each committee has a separate chairman and each of the Audit, Compensation and Human Resources, Finance and Pension Investment, and Nominating, Governance and Risk Committees are composed solely of independent directors.

Given our current circumstances, relative size and operating strategies, we believe having a combined Chairman of the Board of Directors and Chief Executive Officer, as well as having a Lead Independent Director and independent standing committees, is the most appropriate structure for us and our shareholders. We believe this structure demonstrates clear leadership to our employees, shareholders, and other interested parties and eliminates the potential for redundancies and confusion. The Lead Independent Director protects the role of the independent directors by providing leadership to the independent directors and working closely with the Chief Executive Officer and Chairman of the Board of Directors.

As part of the Board of Directors' annual assessment process, the Board of Directors evaluates our board leadership structure to ensure that it remains appropriate for us. The Board of Directors recognizes that there may be circumstances in the future that would lead it to separate the roles of Chief Executive Officer and Chairman of the Board of Directors, but believes

that the absence of a policy requiring either the separation or combination of the roles of Chairman and Chief Executive Officer provides the Board of Directors with the flexibility to determine the best leadership structure for us.

Board of Directors' Role in Risk Oversight

The Board of Directors is responsible for our risk oversight. In carrying out its risk oversight function, each of the five standing committees of the Board of Directors is responsible for risk oversight within their area of responsibility and regularly reports to the Board of Directors. Management is responsible for our risk management, including providing oversight and monitoring to ensure our policies are carried out and processes are executed in accordance with our performance goals and risk tolerances. Management holds regular meetings in which they identify, discuss, and assess risks from current macro-economic, industry, and company-specific perspectives. The Company's Chief Compliance Officer reports to the Board of Directors at every regularly-scheduled meeting of the Board of Directors on compliance matters, including the Company's compliance program.

The Audit Committee is responsible for discussing with management, the independent registered public accounting firm and the internal auditors, our policies and procedures with respect to risk assessment and risk management related to accounting, auditing, and financial reporting. As part of its regular reporting process, management reports and reviews with the Audit Committee our material risks, including (i) proposed risk factors and other public disclosures, and (ii) mitigation strategies and our internal control over financial reporting. The Audit Committee also engages in regular periodic discussions with the Chief Financial Officer, other members of management, and the Vice President of Internal Auditing regarding risks as appropriate. In addition, the Audit Committee has primary oversight responsibility for the Company's Information Security Program. The Audit Committee periodically reviews the program and information security, cybersecurity, technology risks, including evaluation of risks associated with Artificial Intelligence (AI). At least quarterly, the Audit Committee reviews and discusses with management and the Company's senior information officers the Information Security Program, including any enhancements made to the program as a result of a maturity assessment or an identified security risk. The Audit Committee regularly reports to the Board of Directors on these discussions.

The Finance and Pension Investment Committee assists the Board of Directors in control of our financial policies and resources and monitors our financial strategic direction. As part of its responsibilities, the Finance and Pension Investment Committee oversees our financial policies, including financial risk management, and reviews and approves significant financial policies and transactions. It also has oversight of the investments in our ERISA-regulated pension and savings plans.

The Compensation and Human Resources Committee considers succession planning risks and compensation risks that may be a result of our executive compensation programs. The Compensation and Human Resources Committee has oversight responsibility for the Company's risk review of compensation policies and procedures, the Company's succession planning, including risks related thereto, and with the Nominating, Governance and Risk Committee considers succession planning risk regarding our Chief Executive Officer.

The Nominating, Governance and Risk Committee considers risks related to corporate governance, environmental, and social responsibility programs and practices, succession planning risk regarding the members of the Board of Directors and, jointly with the Compensation and Human Resources Committee, the Nominating, Governance and Risk Committee considers succession planning risk regarding our Chief Executive Officer. The Nominating, Governance and Risk Committee also oversees the administration of the Company's enterprise risk management program.

We believe the current leadership structure of the Board of Directors supports the risk oversight functions described above by providing independent leadership at the committee level, with ultimate oversight by the full Board of Directors as led by the Chairman of the Board of Directors and Chief Executive Officer and the Lead Independent Director.

Compensation Risk Assessment

The Compensation and Human Resources Committee is responsible for overseeing the Company's compensation policies and practices and assessing whether the risks arising from such policies and practices are reasonably likely to have a material adverse effect on the Company. In fulfilling this responsibility, the Compensation and Human Resources Committee conducts an annual review of the Company's compensation programs in collaboration with management, including the Chief Financial Officer, Chief Human Resources Officer, General Counsel and Secretary, and Vice President of Internal Auditing. Compensation-related risks are also evaluated as part of the Company's broader enterprise risk management framework, which provides an additional layer of oversight and integration with overall risk governance.

In August 2025, the Compensation and Human Resources Committee engaged Meridian Compensation Partners ("Meridian"), as its independent executive compensation consultant, to assess the design of the Company's executive compensation programs, including compensation-related risk considerations and replaced PricewaterhouseCoopers ("PwC") in this role. Meridian's review supported management's conclusions that the Company's compensation programs appropriately balance risk and reward and incorporate governance features and controls designed to mitigate imprudent or excessive risk-

taking. Based on this assessment, the Compensation and Human Resources Committee concluded that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Committees of the Board

Audit Committee

The Audit Committee provides independent, objective oversight of the Company's financial reporting and internal control processes. The primary responsibilities of the Audit Committee include the review of the scope and the results of the work of the Company's independent registered public accounting firm and internal auditors; the review of the adequacy of internal accounting controls; the selection, appointment, compensation, and oversight of our independent registered public accounting firm; and oversight of the Company's information security risk management program. The Audit Committee operates under a written charter, which is available under the "Investors-Governance" section of our website at *https:// investor.universalcorp.com/governance/governance-documents/*.

The members of the Audit Committee are Mr. Tullidge (Chairman), Mr. Freeman, Ms. Manolios, Mr. Schick, Mr. Trojan and Ms. Williams. The Board of Directors has determined that each of the Audit Committee members is independent as defined under the applicable independence standards set forth in regulations of the SEC and the NYSE listing standards. The Board of Directors has also determined that all of the Audit Committee members are financially literate as defined by the NYSE listing standards. Finally, in accordance with the applicable regulations of the SEC, the Board of Directors has further determined that both Mr. Tullidge, the Chairman of the Audit Committee, and Mr. Trojan are "audit committee financial experts" in accordance with the applicable regulations of the SEC.

The Audit Committee met nine times during fiscal year 2026. Additional information with respect to the Audit Committee is discussed below in the section entitled "Audit Information" on page 79 of this Proxy Statement.

Compensation and Human Resources Committee

The members of the Compensation and Human Resources Committee are Mr. Johnson (Chairman), Ms. Cantor, Mr. Freeman, Ms. Manolios, Mr. Sledd and Mr. Trojan. The Compensation and Human Resources Committee performs the responsibilities of the Board of Directors relating to compensation of our executives, including establishing and maintaining a competitive compensation program for our directors and executives in order to attract, retain and motivate key contributors to our success. The Compensation and Human Resources Committee's responsibilities include, among others, reviewing and setting or approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other executive officers, evaluating the performance of the Chief Executive Officer and our other executive officers in light of those goals and objectives, and determining and approving compensation levels for the Chief Executive Officer and our other executive officers based on this evaluation; making recommendations to the Board of Directors with respect to annual and long-term incentive compensation plans; evaluating the performance of, and determining the salaries, incentive compensation, and executive benefits for senior management; and administering our equity-based and other executive compensation plans. The Compensation and Human Resources Committee also has oversight of the administration of the Company's human resources program, including with respect to talent management, succession planning and performance management. The Compensation and Human Resources Committee may delegate any and all of its responsibilities to subcommittees composed entirely of independent directors of the Compensation and Human Resources Committee.

The Compensation and Human Resources Committee operates under a written charter, which is available under the "Investors-Governance" section of our website at *https://investor.universalcorp.com/governance/governance-documents/*.

The Chairman of the Compensation and Human Resources Committee works with management to establish the agenda for Compensation and Human Resources Committee meetings. Data and materials are prepared for review by the Compensation and Human Resources Committee using market data from both broad-based and targeted national and regional compensation surveys. Competitive industry analysis is enhanced through review of peer company proxy data, professional research consortiums, and nationally recognized compensation databases provided by the Compensation and Human Resources Committee's independent compensation consultant.

The Compensation and Human Resources Committee periodically meets with certain members of management in order to assess progress toward meeting long-term objectives approved by the Board of Directors. The Compensation and Human Resources Committee reviews the performance and compensation of the Chief Executive Officer with input from both the full Board of Directors and the Chief Executive Officer's self-evaluation. The Compensation and Human Resources Committee approves the compensation of the other executive officers, based upon the evaluation and recommendation of the Chief Executive Officer. Where it deems appropriate, the Compensation and Human Resources Committee engages its independent compensation consultant or other appropriate advisors to analyze compensation trends and competitiveness of pay packages and to support the Compensation and Human Resources Committee's duty to establish each of the executive officers' targeted overall compensation levels.

The Compensation and Human Resources Committee reports regularly to the Board of Directors on matters relating to the Compensation and Human Resources Committee's responsibilities. For additional information regarding the compensation-related activities of the Compensation and Human Resources Committee, see the sections entitled "Compensation Discussion and Analysis" and "Report of the Compensation and Human Resources Committee" on pages 31 and 50 of this Proxy Statement, respectively.

The Board of Directors has determined that the members of the Compensation and Human Resources Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act), "outside directors" and "independent directors" (as defined under the applicable NYSE listing standards and our Corporate Governance Guidelines). In addition, no Compensation and Human Resources Committee member is a current or former employee of the Company or any of its subsidiaries. The Compensation and Human Resources Committee met seven times during fiscal year 2026.

Executive Committee

The Executive Committee has the authority to act for the Board of Directors on most matters during the intervals between Board of Directors meetings. Their actions are subject to ratification by the Board of Directors at its next scheduled meeting. The members of the Executive Committee are Mr. Wigner (Chairman), Ms. Cantor, Mr. Freeman, Mr. Johnson and Mr. Tullidge. The Executive Committee met four times during fiscal year 2026.

Finance and Pension Investment Committee

The Finance and Pension Investment Committee has the responsibility of establishing our financial policies and controlling our financial resources. In addition, it retains and monitors the performance of an investment manager and, with the assistance of the investment manager, establishes investment objectives and policies, and monitors the performance of investments, of the retirement plans and other qualified employee benefit plans of Universal Leaf. The Finance and Pension Investment Committee operates under a written charter, which is available under the "Investors-Governance" section of our website at *https://investor.universalcorp.com/governance/governance-documents/*.

The members of the Finance and Pension Investment Committee are Mr. Sledd (Chairman), Ms. Cantor, Mr. Schick, Mr. Trojan, Mr. Tullidge and Ms. Williams. The Finance and Pension Investment Committee met four times during fiscal year 2026.

Nominating, Governance and Risk Committee

The Nominating, Governance and Risk Committee performs multiple functions. The Nominating, Governance and Risk Committee is responsible, subject to approval of the Board of Directors, for determining and developing criteria for Board of Directors membership, for identifying specific individuals qualified to be members of the Board of Directors, and for making recommendations to the Board of Directors with respect to such nominations. Additionally, the Nominating, Governance and Risk Committee is responsible for developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company, overseeing the Company's environmental and social responsibility and sustainability programs and practices, and overseeing the evaluation of the Board of Directors and its acting committees. The Nominating, Governance and Risk Committee monitors developments in, and makes recommendations to the Board of Directors concerning, corporate governance practices, including following regulatory and legislative developments, and considers corporate governance best practices in performing its duties.

In addition, in relation to its responsibilities with respect to corporate governance, the Nominating, Governance and Risk Committee is responsible for overseeing the administration of the Company's enterprise risk management program. The Company has established an enterprise risk management program that outlines a formalized governance structure and process to have clearly established responsibilities to identify risk, assess risk, report on, and monitor and manage current and emerging risks. The enterprise risk management program is intended to provide the Board of Directors with the information it needs to provide risk oversight and refine strategies to keep the Company aligned with its objectives.

The Nominating, Governance and Risk Committee operates under a written charter, which is available under the "Investors-Governance" section of our website at *https://investor.universalcorp.com/governance/governance-documents/*. The members of the Nominating, Governance and Risk Committee are Ms. Cantor (Chair), Mr. Johnson, Ms. Manolios, Mr. Schick, Mr. Sledd, and Ms. Williams. The Nominating, Governance and Risk Committee met five times during fiscal year 2026.

The Nominating, Governance and Risk Committee periodically assesses whether any vacancies on the Board of Directors are expected due to retirement or otherwise, and whether any additional directors should be added in order to enhance or supplement any skills, expertise, background or other factors of the then-current Board of Directors. Assessing retirements is largely a function of identifying the age of existing directors and the years in which their terms will expire. Pursuant to our Corporate Governance Guidelines, a director who is 75 years or older at the time of the expiration of his or her term will not be nominated for reelection, except as otherwise recommended by the Nominating, Governance and Risk Committee and approved by the Board. Other vacancies, or the need to increase the size of the Board of Directors and nominate additional directors, are

less predictable and require the Nominating, Governance and Risk Committee to maintain their vigilance throughout the year. When vacancies or additions are anticipated, the Nominating, Governance and Risk Committee employs several methods for identifying and evaluating director nominees. They consider candidates for Board of Directors membership suggested by its members, other Board of Directors members, by management, and they will also consider candidates suggested by our shareholders. The Nominating, Governance and Risk Committee also has the authority to retain a third-party search firm to identify candidates should the Nominating, Governance and Risk Committee deem it necessary based upon the director membership criteria described in the Corporate Governance Guidelines and the Nominating, Governance and Risk Committee's own assessment of the perceived needs of the Board of Directors at that point in time. Shareholders entitled to vote for the election of directors may submit candidate recommendations for formal consideration by the Nominating, Governance and Risk Committee in connection with an Annual Meeting if we receive timely written notice, in proper form, for each such recommended director nominee. If the notice is not timely and in proper form, the nominee will not be considered by the Nominating, Governance and Risk Committee. To be timely for the 2027 Annual Meeting, the notice must be received within the time frame set forth in the section entitled "Proposals for 2027 Annual Meeting" on page 82 of this Proxy Statement. To be in proper form, the notice must include each recommended nominee's written consent to be named as a nominee and to serve if elected, and information about the shareholder making the recommendation and the person recommended as a director candidate that a shareholder must follow to nominate directors for election to the Board of Directors as set forth in the section entitled "Proposals for 2027 Annual Meeting" on page 82 of this Proxy Statement.

The Nominating, Governance and Risk Committee evaluates all director candidates in accordance with the director membership criteria described in the Corporate Governance Guidelines. The Nominating, Governance and Risk Committee does not differentiate between Board of Directors candidates submitted by shareholders and candidates submitted by its members, other Board of Directors members or by management with respect to evaluating candidates. To facilitate the Nominating, Governance and Risk Committee's assessment of identified candidates and the current skills and criteria of the Board of Directors, it uses a skills matrix tool that incorporates the various criteria the Committee deems most relevant and applicable in the context of an assessment of the perceived needs of the Board of Directors at that point in time. The skills matrix tool can contain criteria such as broad-based business skills and experience, leadership experience, prior public or private company board experience, prominence and reputation in a relevant profession, global business and social perspective, concern for the long-term interests of the shareholders, knowledge of our industry or related industries, diversity, and personal and professional integrity, ethics, and judgment. The needs of the Board of Directors change from time to time. The Nominating, Governance and Risk Committee reviews and, if necessary, amends the skills matrix tool at least annually. The skills matrix is a helpful tool to facilitate discussion of existing Board members' respective skills and attributes, any perceived needs of the Board of Directors and the environment in which the Company operates. The skills matrix can help evaluate the totality of the merits of each prospective nominee that it may be considered. Due to the dynamic nature of the Nominating, Governance and Risk Committee's evaluation and assessment process, as well as the evolving needs and strategies of the Company, we have not established specific minimum qualifications that must be met by potential new directors. The Board of Directors, however, believes that as a matter of policy there should be a substantial majority of independent directors on the Board of Directors. The Nominating, Governance and Risk Committee will also seek to ensure that the Board of Directors, and consequently the Audit Committee, have at least three independent members that satisfy the NYSE financial and accounting experience requirements and at least one member who qualifies as an audit committee financial expert.

After completing potential director nominees' evaluations, the Nominating, Governance and Risk Committee makes a recommendation to the full Board of Directors as to the persons who should be nominated by the Board of Directors, and the Board of Directors determines the nominees after considering the recommendation and report of the Nominating, Governance and Risk Committee.

Mr. Arthur J. Schick, Jr., Mr. Gregory A. Trojan, and Ms. Jacqueline T. Williams were each recommended by the Nominating, Governance and Risk Committee for nomination for election at the Annual Meeting as Directors to serve a three-year term until their respective successors are elected and qualified, or until their earlier resignation or removal. The Nominating, Governance and Risk Committee did not receive any Board of Director recommendations from any shareholder in connection with the Annual Meeting.

Annual Meeting Attendance

We expect and encourage each member of the Board of Directors to attend our Annual Meetings in person when it is reasonably practical for the director to do so. When a Board member's attendance in person is not possible, he or she may attend the Annual Meeting by telephone or electronic means. All then-serving directors attended the Company's 2025 Annual Meeting of Shareholders.

Board's Role in Sustainability Matters

Corporate responsibility is an important priority for the Board of Directors and the Company. We have a long history of strong commitment to being an ethical and responsible company acting with integrity and respect for each other, the communities in which we operate and the environment. As part of that commitment, we believe that we have a fundamental responsibility to our stakeholders to set high standards of social and environmental performance to support a sustainable supply chain and operations. The Board of Directors and executive leadership review, approve and implement our strategy and goals associated with the Company's sustainability practices, and we believe these practices help us perform successfully in our industry. Universal is proud of the commitment we made to stakeholders in 2019 to report annually on sustainability topics that impact our business so stakeholders could better understand how we meet the high standards we set. Our Nominating, Governance and Risk Committee is responsible for overseeing environmental and social responsibility and sustainability programs and practices, including considering potential long and short-term trends, impacts and risks that environmental, social, and sustainability issues may have related to the Company's business.

The Nominating, Governance and Risk Committee is also responsible for overseeing the Company's public reporting on environmental and social responsibility and sustainability programs and practices. The Board of Directors believes reporting and engaging on these programs and practices is important to our stakeholders' understanding of our commitment and dedication. The Company's current programs and practices are discussed on our website at *https://www.universalcorp.com/ sustainability/*, and in our publicly released annual Sustainability Reports.

Our annual Sustainability Reports build upon our existing communications with metrics, facts, targets and figures that represent our business throughout the world, and touch on such important issues as supply chain integrity, environmental impacts, social impacts and good agricultural practices. Our 2025 Sustainability Report is our most current report, having been publicly released in December 2025, and we encourage you to read it. Data disclosed in the 2025 Sustainability Report reflects activities that occurred during fiscal year 2025 and was prepared in accordance with the GRI Standards and the SASB Agricultural Products standard. We intend to publicly release our 2026 Sustainability Report in December 2026, which will build on the disclosures, metrics and targets included in our 2025 Sustainability Report.

In addition to the 2025 Sustainability Report, the Company has implemented other environmental and social responsibility and sustainability policies and procedures, including our Environmental Policy, our Water Stewardship Policy, our Human Rights Policy and our Health and Safety Policy. Our Board of Directors and Nominating, Governance and Risk Committee approve our policies and Sustainability Reports, which can be found on our website in our "Policies and Practices" section at *https://www.universalcorp.com/sustainability/*.

Human Capital Management

Workforce Overview

Our employees are among our most important resources, and we rely on them to execute our business plan with integrity and efficiency. We believe that investing in human capital is critical to our continued success. Our employees enable us to be a leading global supplier of leaf tobacco and other agriproducts. We strive to foster an inclusive workplace; attract, retain, and develop talented personnel; and keep our employees safe and healthy.

As of March 31, 2026, we employed more than 25,000 employees, operating in over 30 different countries across five continents. Approximately 55% of our employees are seasonal and approximately 45% are full-time employees. Almost 42% of our employees are female and more than 23% of our managers are female. Globally, Universal has 13 collective bargaining agreements in place, covering approximately 30% of our workforce. The sizeable seasonal nature of our global workforce makes these numbers fluctuate throughout the year.

We are a multinational and multicultural organization, with employees and operations located around the world, and we are committed to maintaining an inclusive workplace. Only around 4.9% of our employees are located in the United States. Almost all of our employees are from the same country in which our related operations are located. Our expatriate hires represent less than 0.3% of our workforce, and they are hired due to their essential professional knowledge necessary for the operation of our business.

Board of Directors' Role in Human Capital Management

Our Board of Directors believes that human capital management is an important component of our continued growth and success and is essential to our ability to attract, retain, and develop talented and skilled employees. We pride ourselves on a culture that respects co-workers and values concern for others. The recent name change of the Compensation Committee to the Compensation and Human Resources Committee reflects the importance of human capital management to the Company.

Our Nominating, Governance and Risk Committee and our Compensation and Human Resources Committee both have important roles with respect to human capital management. The Nominating, Governance and Risk Committee oversees and reviews our sustainability programs, which include important policies and practices related to human rights, prohibitions against discrimination, employee health and safety, and other policies related to our workforce. The Compensation and Human Resources Committee oversees administration of the Company's human resource programs and has oversight of compensation, benefits, and retention and development processes of senior management, including an annual review of the Company's succession planning and leadership development program.

We are committed to protecting the human rights of our employees and have policies in place to support this effort, including those relating to whistleblowing, harassment, equal employment, and compliance with local labor laws. Our Board of Directors also adopted our Code of Conduct (the "Code") and Anti-Corruption Compliance Manual (the "Manual") to promote ethical behavior throughout the Company and address violations of ethical standards. The Code and Manual have been translated into 16 languages and apply directly to all officers, directors, and non-seasonal employees in the Universal family of companies. The Board of Directors also adopted our Human Rights Policy, which defines the high ethical and social standards we implement across our global operations. We support these rights and programs through compliance communications, face-to-face and online training, and an anonymous compliance hotline that we maintain globally. Our compliance line is available to all our employees and any other interested parties 24 hours a day, 7 days a week, by internet or phone. The Board of Directors oversees our global compliance program and receives reports from our Chief Compliance Officer at each quarterly Board of Directors meeting.

Employee Compensation and Benefits

We offer our employees competitive base salaries and wages, and we have a salary administration process where we regularly review and adjust our employees' total compensation and benefits when warranted to ensure they are competitive in our industry and are aligned with our performance. In addition, we believe employee benefits are an essential component of our total compensation package. Each of our global operations provides benefits that are designed to attract and retain our employees. These benefits vary depending on the location, seniority, and employment status of our employees, and can include medical insurance, long-term disability insurance, retirement benefits, and similar programs.

In the United States, benefits to our employees include medical, dental, disability and life insurance, flexible spending accounts, and a 401(k) Retirement Plan with a 5% match and immediate vesting. We provide a health care advocacy service to assist our employees with various medical needs as they make these decisions, and we provide a mental health and financial counseling program for our employees and their families. We also offer other benefits which may vary by location, but which include performance, holiday, attendance and other bonus opportunities, a tuition assistance program (offering assistance up to 75%) as well as a 501(c)(3) matching gift program to benefit communities in which our employees work and reside.

We support our employees outside of work through a variety of initiatives and strongly believe that our success relies on the prosperity of the communities in which we operate. We fund various programs that enhance local communities, economies, and cultures. For example, in numerous locations we support projects designed to impact our employees and their families such as establishing health clinics and wellness programs to assist our employees, administering after school care for schoolchildren, or funding local cultural events. Ultimately, we recognize our impact extends beyond the workplace and are proud to engage as both active corporate citizens and leaders in our neighborhoods, communities, and countries. We publicly disclose additional information about our community support activities each year in our Sustainability Report.

Talent Development and Training

This year we created the role of Chief Human Resources Officer to further strengthen Universal's organizational capabilities. The Chief Human Resources Officer provides strategic direction and oversight for our global human resources function and human capital management programs, supporting the development, engagement, and long-term success of our workforce.

Employee training and development of both technical and leadership skills are integral aspects of our human capital strategy. We provide employees with a range of development opportunities that vary by location and seniority of employees, such as online training and live classes. These programs often include safety and technical job skill training as well as programs focused on soft skills such as effective communication. Development of leadership skills is also a priority and is specialized for different levels of employees. For example, members of management in our global operations participate in our succession planning programs, which include the identification of employees who are offered development opportunities for career advancement. To further develop leadership skills, we also maintain some specific leadership programs for aspiring leaders and new supervisors, managers and directors.

Health and Safety

The health and safety of our employees is at the forefront of our business efforts. We are committed to the prevention of injury and illness in the workplace through strong health and safety management, employee empowerment and accountability, and strict compliance with health and safety regulations. Our programs are designed to influence our Company's culture through employee engagement and leadership behavior. We pair our health and safety management system with a strong database reporting tool to allow all Universal facilities to track their local occupational health and safety performance and that of the entire company. These reports allow our global teams to analyze the insights collected from our health and safety system immediately to support compliance and promote continuous improvement.

Additionally, we utilize other health and safety initiatives to ensure our facilities remain safe for our employees. We established health and safety metrics across our tobacco factory and agronomy operations. Each factory carries out an in-depth data analysis of prior data and implements health and safety metrics for improvement and monitoring. By giving employees a goal to achieve and monitor, they will be more engaged in what they do and better able to help us succeed. Our "fresh eyes" approach to workplace safety involves inviting colleagues from different facilities to share in cross-auditing tasks. In addition to corporate audits, we encourage this regional cross-auditing to promote a collaborative framework and drive our employee safety programs forward.

Legal compliance is a fundamental aspect of our health and safety practices. Universal companies seek to adhere to full compliance with health and safety laws and regulations and cooperate with local authorities to maintain strong health and safety programs. As part of our commitment to a robust supply chain, our policies require our suppliers and partners to uphold healthy and safe work environments in compliance with all relevant regulations.

COMPENSATION DISCUSSION AND ANALYSIS

Fiscal Year 2026 Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") and the executive compensation tables that follow describe the compensation of the following officers of the Company:

- Preston D. Wigner, Chairman, President and Chief Executive Officer;

- Johan C. Kroner, Former Senior Vice President and Chief Financial Officer;

- Airton L. Hentschke, Senior Vice President and Chief Operating Officer;

- Catherine H. Claiborne, Vice President, General Counsel and Secretary;

- J. Patrick O'Keefe, Senior Vice President, Universal Ingredients, Inc.

We refer to these five executives as our "named executive officers." Information about named executive officers' salaries and any changes thereto in fiscal year 2026 can be found under "Base Salaries" on page 41. Information about annual cash incentive targets and awards appears under "Annual Cash Incentive Awards" beginning on page 42. Information about long-term targets and awards appears under "Long-Term Equity Participation" beginning on page 46.

Chief Financial Officer Appointment

On February 9, 2026, the Company announced the election of Steven S. Diel as the Company's Senior Vice President and Chief Financial Officer, effective April 1, 2026 ("Effective Date") and Mr. Kroner retired from this role on the Effective Date. In connection with his election as the Company's Senior Vice President and Chief Financial Officer, on March 10, 2026, the Compensation Committee of the Board approved as of the effective date, the following compensation arrangements for Mr. Diel for fiscal year 2027: (i) his annual base salary will be $490,000, (ii) his annual target bonus opportunity will be $350,000 and (iii) his annual long-term incentive equity awards will be targeted at $560,000. In addition, on the Effective Date, Mr. Diel received a one-time grant of restricted stock units ("RSUs") under the Company's shareholder-approved 2023 Stock Incentive Plan equal to approximately $1.2 million based on the volume-weighted average price of a share of the Company's common stock from January 31, 2026 to March 31, 2026. One-third of the RSUs will vest on April 1, 2027, April 1, 2028 and April 1, 2029, respectively, subject to Mr. Diel's continued employment with the Company through the applicable vesting date. The RSUs will earn dividend equivalent units during the respective vesting periods and only vest when the underlying RSU awards vest.

Executive Summary

Guiding Philosophy

The goal of our executive compensation program is to attract, motivate, reward, and retain the management talent required to achieve our business objectives, at compensation levels that are fair, equitable and competitive with those of comparable companies. This goal is furthered by the Committee's policy of linking compensation to individual and corporate performance and by encouraging significant stock ownership by senior management in order to support our business strategy and align the financial interests of management with those of the shareholders.

The following objectives serve as guiding principles for our decisions under our executive compensation program:

- compensation should be set based on the responsibilities, skills, experience and achievements of each executive officer, considering competitive market rates;

- compensation should be linked to strategic objectives and to individual and corporate performance by aligning our incentive programs to operational and financial performance, which we define in terms of economic performance and increases in shareholder value;

- there should be an appropriate mix and weighting among base salary, cash incentives and equity awards, such that an adequate amount of each executive officer's total compensation is performance-based so as to be aligned with the interests of our shareholders;

- strong emphasis should be placed on equity-based compensation and equity ownership in order to align the financial interests of management with those of the shareholders and to ensure the proper focus on long-term business strategies;

- compensation should avoid any arrangements that pay for failure;

- compensation programs should be designed to provide appropriate performance incentives without encouraging executives to take excessive risks in managing the business and that emphasize our commitment to our core values;

- strong emphasis on equity compensation also reinforces other long-term business goals, including our commitment to our employees, customers, investors, farmers, suppliers, and local communities, as well as our high ethical, social and environmental standards and other sustainability objectives; and

- compensation goals and objectives should be transparent and easy to communicate, both internally and externally. Shareholders should be supplied with clear, comprehensive compensation disclosure.

<u>**Company Performance**</u>

Fiscal year 2026 was marked by solid execution across most of the business amid a markedly different operating environment from the prior fiscal year for our Tobacco Operations segment and encouraging revenue and sales volume growth for our Ingredients Operations segment. Consolidated revenues decreased by $22.8 million (1%) as compared to the prior fiscal year, as revenues from our Tobacco Operations segment decreased $32.3 million, but were partially offset by a $9.5 million increase in sales for our Ingredients Operations segment.

<u>Fiscal year 2026</u>

Net income attributable to Universal Corporation for the fiscal year ended March 31, 2026, was $32.6 million, or $1.30 per diluted share, compared with $95.0 million, or $3.78 per diluted share, for the prior fiscal year. The results for the fiscal year ended March 31, 2026 included:

- $1.8 million of restructuring and impairment costs, primarily related to the consolidation of our European Sheet operations;

- $41.1 million of goodwill impairment (non-cash), related to a quantitative analysis of the Universal Ingredients - Shank's reporting unit's carrying value compared to fair value at March 31, 2026.

Combined, these items decreased diluted earnings per share by $1.34 for the fiscal year ended March 31, 2026.

<u>Fiscal year 2025</u>

Net income attributable to Universal Corporation for the fiscal year ended March 31, 2025, was $95.0 million, or $3.78 per diluted share, compared with $119.6 million, or $4.78 per diluted share, for the prior fiscal year. The results for the fiscal year ended March 31, 2025 included:

- $10.6 million of restructuring and impairment costs, primarily related to the consolidation of our European Sheet operations;

- $14.1 million charge for a pension settlement charge of our qualified domestic defined benefit plan;

    Combined, these items decreased diluted earnings per share by $0.85 for the fiscal year ended March 31, 2025.

Consolidated operating income was $168.5 million for fiscal year 2026, a decrease of $64.3 million compared to the prior fiscal year, primarily driven by inventory write-downs for non-wrapper dark air-cured tobaccos. The combined Tobacco and Ingredients Operations reportable segments operating income, which includes equity in pretax earnings (loss) of unconsolidated affiliates and excludes restructuring and impairment costs, was $214.8 million for the fiscal year ended March 31, 2026, a decrease of $37.7 million from the prior fiscal year. See Note 16 in Item 8 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2026 for discussion of this non-GAAP financial measure, as well as a reconciliation of this non-GAAP financial measure to the most comparable GAAP measure.

The following charts show a five-year history of our diluted earnings per share and our operating income:




- During fiscal year 2026, we generated $129 million in net cash flows from our operations and returned $81.3 million to shareholders through dividends.

- Over the last three fiscal years, we have returned approximately $244.1 million to shareholders through a combination of dividends and share repurchases.

- At March 31, 2026, we had approximately $904 million in total debt outstanding, a decrease of $168.7 million, compared to March 31, 2025 levels. Our net debt, which we consider to be the sum of notes payable and overdrafts, long-term debt (including any current portion), and customer advances and deposits, less cash, cash equivalents, and short-term investments on our balance sheet, was $845.5 million, at March 31, 2026, an increase of $28.9 million compared to March 31, 2025 levels. We consider our net debt plus shareholders' equity to be our net capitalization. Net debt as a percentage of net capitalization, which we consider useful in understanding our business results and trends, was approximately 37% at March 31, 2026, up from 36% at March 31, 2025, primarily reflecting a lower cash, cash equivalents, and short-term investments balance, but partially offset by lower borrowings. We believe our net debt as a percentage of total capitalization remains at a manageable level. We provide reconciliation of our net debt and net capitalization, both non-GAAP financial measures, below.

The following charts show a five-year history of our net cash flow from operations, our funds returned to shareholders, and our net debt as a percentage of net capitalization.







The following table reconciles total debt to net debt and net capitalization:

Net Debt and Net Capitalization Reconciliation

(in thousands)	March 31, 2022	March 31, 2023	March 31, 2024	March 31, 2025	March 31, 2026
Add: Notes payable and overdrafts	$ 182,639	$ 195,564	$ 417,217	$ 455,039	$ 287,564
Add: Long-term obligations	518,547	616,809	617,364	617,918	616,727
Add: Current portion of long-term obligations	—	—	—	—	—
Total Debt	701,186	812,373	1,034,581	1,072,957	904,291
Add: Customer advances and deposits	13,724	3,061	17,179	3,763	3,376
Less: Cash and cash equivalents	81,647	64,690	55,593	260,115	62,178
Net Debt (Non-GAAP)	$ 633,263	$ 750,744	$ 996,167	$ 816,605	$ 845,489
Add: Total Universal Corporation shareholders' equity	1,340,543	1,397,088	1,437,207	1,458,556	1,415,400
Net Capitalization (Non-GAAP)	$ 1,973,806	$ 2,147,832	$ 2,433,374	$ 2,275,161	$ 2,260,889
Net Debt/Net Capitalization (Non-GAAP)	32 %	35 %	41 %	36 %	37 %

- Based on the March 31, 2026 closing price of our Common Stock, as quoted on the NYSE, our dividend yield was 6.22%. In May 2026, we announced our 56th consecutive annual dividend increase, increasing our annual Common Stock per share dividend to $3.32.

The following charts show a five-year history of our dividends declared per share of Common Stock and the market price of our Common Stock on the last business day of each fiscal year:





- We continued to advance our goal of providing compliant leaf produced in a sustainable and competitive manner for our customers, and we maintained our position as the leading global leaf tobacco supplier. We have also been positioning our company for the future by investing in and strengthening our plant-based agriproducts services platform.

Cumulative TSR of the Company and Cumulative TSR of the Peer Index

We believe our executive compensation philosophy is appropriate and aligned with the interests of our shareholders, as demonstrated by our Common Stock performance. The following performance graph compares the cumulative total shareholder return ("TSR") on our Common Stock for the last five fiscal years with the cumulative TSR for the same period of the Standard & Poor's Smallcap 600 Index (the "Peer Index"). The graph assumes that $100 was invested in our Common Stock at the end of our 2021 fiscal year, and in the comparative, in each case with dividends reinvested.



Executive Compensation

The Committee, Board of Directors and management of the Company take pride in our executive compensation program, which we believe attracts and retains top management talent, reinforces ownership, and is designed to drive company performance as a basis for compensation. Our executive compensation program primarily consists of moderate base salary and variable at-risk annual cash and equity incentive awards that are benchmarked to the 50th percentile of the peer group market. While the Committee utilizes market data and other statistical information on executive compensation, it recognizes its responsibility to avoid the tendency to permit benchmarking to be a contributor to escalating executive compensation.

The following charts show the relative components of total compensation for our Chief Executive Officer and our other current named executive officers for fiscal year 2026 in terms of Base Salary, Short-Term Performance Pay, and Long-Term Performance Pay:




(1)   Base Salary is the actual amount paid in fiscal year 2026. Short-Term Performance Pay is the actual amount earned in fiscal year 2026 based on performance. Long-Term Performance Pay is the value on the grant date of restricted stock units and performance share units awards granted in fiscal year 2026. See Summary Compensation Table for the amounts of all elements of reportable compensation described in this section.

(2)   This chart excludes the Chief Executive Officer.

No one form of compensation will perfectly align the financial interests of senior management with those of the shareholders, but we believe our long and short-term incentive programs play a significant role in striving to achieve the appropriate balance. Our annual cash incentive payments under the Annual Incentive Plan (i.e., our Short-Term Performance Pay) are based on the Company's achievement against pre-established performance goals for adjusted earnings per share, which for purposes of this CD&A is defined as the diluted earnings per share of Common Stock, adjusted to exclude restructuring and impairment, annual cash incentive award accruals under the Annual Incentive Plan and certain other items as approved by the Committee, and adjusted economic profit, which is defined as consolidated earnings before interest and taxes after certain adjustments, minus a capital charge equal to our weighted average cost of capital times average adjusted funds employed, and adjusted to exclude certain other items as approved by the Committee. We believe adjusted earnings per share and adjusted economic profit are representative of our overall performance. We believe that stock ownership, supported by our equity awards program (i.e., our Long-Term Performance Pay), is the most effective way to ensure that management is properly motivated to create long-term shareholder value. To that end, we maintain robust stock ownership guidelines applicable to all named executive officers and other executive officers. Information with respect to the named executive officer stock ownership guidelines is set forth in "Stock Ownership Guidelines" on page 44 of this Proxy Statement. As of the record date, June 4, 2026, our current named executive officers collectively held beneficial ownership of approximately 1.5% of our Common Stock. Our current named executive officers, in the aggregate beneficially owned as of the record date approximately $20.9 million of Common Stock equating to approximately seven times their combined base salaries. As significant long-term shareholders, our executives are exposed to the same risks as are our investors.

We have been positioning our Company for the future by investing in and growing Universal Ingredients, our plant-based ingredients platform, while leveraging our position as a leading global leaf tobacco supplier to maximize opportunities in the leaf tobacco business. We intend to continue to make disciplined investments to take advantage of growth opportunities in tobacco and in our ingredients business. Through these actions, we believe we will be able to deliver enhanced shareholder value through earnings growth and the generation of free cash flow despite operating in a mature tobacco industry. As we look ahead, we will continue to evaluate opportunities to return capital to shareholders. Our capital allocation strategy focuses on our four strategic priorities: strengthening and investing for growth in our leaf tobacco business; increasing our strong dividend; exploring growth opportunities for our plant-based ingredients platform and returning excess capital through share repurchases.

Our fiscal year 2026 performance reflected solid execution across much of our business amid a markedly different operating environment than fiscal year 2025. Coming off what we believe was exceptionally strong performance for our Tobacco Operations segment in fiscal year 2025, our disciplined marketplace management helped mitigate the impact of

oversupply for certain tobacco styles, resulting in only slightly lower Tobacco Operations segment revenues and sales volumes in fiscal year 2026, compared to fiscal year 2025. Our Ingredients Operations segment delivered growth in revenues and sales volumes despite persistent market headwinds. Fiscal year 2026 results, however, were negatively impacted by a non-cash, goodwill impairment charge related to our Shank's operation, as well as increased tobacco inventory write-downs, primarily for dark air-cured tobacco. This performance corresponded overall to a weighted payout of 26% of the executives' individual target cash bonus opportunity based upon pre-approved percent-of-target performance tables.

We have a Change of Control Policy applicable to senior management. Please see the section "Change of Control Policy" on page 49 of this Proxy Statement for further information.

We have a Clawback Policy that applies to our current and former executive officers, including our named executive officers, and subjects incentive-based compensation received on or after October 2, 2023 to recovery if we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Additionally, we have a "clawback" provision applicable to cash-incentive awards and performance-based equity awards, which applies to the extent that it would not duplicate recovery required by the Clawback Policy. Please see the section "Clawback in the Event of Restatements or Ethical Misconduct" on page 45 of this Proxy Statement for further information about our Clawback Policy.

We maintain a policy prohibiting hedging and derivatives trading in our Common Stock by our directors, officers, and employees. Please see the section "Prohibitions on Hedging" on page 21 of this Proxy Statement for further information about hedges and speculative trading.

We provide our shareholders with an annual advisory vote ("say on pay") on the compensation of our named executive officers. At the 2025 Annual Meeting of Shareholders, approximately 97% of the votes cast supported our executive compensation program. Given the high level of support from our shareholders, as demonstrated by the results of the say on pay vote, the Committee did not make any significant changes to our executive compensation program for fiscal year 2026 in response to the say on pay vote.

Compensation and Human Resources Committee Activities in Fiscal Year 2026

In fiscal year 2026, the Committee reviewed the existing mix, form and calibration of our executive compensation program. Some of the significant actions the Committee undertook in fiscal year 2026 included:

- evaluated and reviewed compensation tally sheets of all the named executive officers providing a concise breakdown of the various components of executive compensation;

- evaluated the mix of pay to ensure that the appropriate balance among base salary, annual cash incentive, and long-term performance-based award opportunities is maintained and consistent with our peer group;

- evaluated performance metrics used by the Company and its peers and reaffirmed the use of adjusted earnings per share and adjusted economic profit as performance goals in the Annual Incentive Plan and the 3-year average adjusted earnings per share as a performance goal in the long-term performance award program;

- reviewed and approved the performance targets and calibration ranges for adjusted earnings per share and adjusted economic profit to reflect current and anticipated business conditions and adjusted the targets and calibration ranges to ensure adequate performance stretch in the annual incentive plan and performance-based stock unit goals;

- reaffirmed that restricted stock units and performance-based stock units are appropriate forms of long-term incentive awards;

- reaffirmed the stock ownership guidelines for all executive officers, and monitored compliance with the guidelines;

- discussed the Company's succession planning and leadership development program to ensure continuity and development of Company leadership;

- reaffirmed the equity award program for other senior leaders;

- provided oversight and guidance of the Company's compensation risk analysis regarding the Company's assessment of potential risks arising from our compensation policies and practices;

- reaffirmed the "clawback" provision in our performance-based awards;

- reaffirmed a commitment to provide very limited perquisites to executives in fiscal year 2026;

- a joint session with the Nominating, Governance and Risk Committee to review the "Foundation of Executive Compensation," a training session delivered by Meridian.

Retaining Experts to Aid in Discharge of Duties

The Committee has sole authority to retain experts, consultants and other advisors to aid in the discharge of its duties. The Committee meets with its independent outside advisor from time to time to discuss developments and best practices and conduct assessments of executive compensation matters. All work completed by the outside advisor, whether for the Committee or management, is subject to the approval of the Committee. The Committee does not delegate authority to its outside advisor.

In performing its responsibilities with respect to executive compensation decisions, the Compensation and Human Resources Committee receives information and support from our human resources department and a nationally-recognized executive compensation consultant. During the fiscal year, the Committee conducted a competitive request-for-proposal process to evaluate and select a new executive compensation consulting firm. Following this process, the Committee engaged Meridian Compensation Partners to serve as its independent executive compensation advisor, effective August 2025. With Meridian's support, the Committee continued its evaluation of executive compensation and reaffirmed its objective of maintaining total direct compensation opportunities at levels competitive with the market median for comparable roles within its peer group.

Meridian has served as the independent executive compensation consultant since August 2025. In fiscal year 2026, PwC had aggregate fees of $51,300 for their executive compensation services. The Committee assessed the independence of PwC and Meridian pursuant to Item 407(e)(3)(iv) of Regulation S-K and concluded that no conflict of interest exists that would prohibit PwC or Meridian from independently representing the Committee.

Peer Group Analysis

On an annual basis, the Committee determines the total compensation target for each of our executive officers. The Committee then sets the mix of the different components of compensation desired to achieve the total compensation target. The Committee periodically requests that its outside advisor benchmark the component totals to confirm that such amounts are within reason of our peer group. The Committee, generally, targets the 50th percentile in measuring competitiveness.

The Compensation Committee reviews the peer group annually in consultation with its independent compensation consultants. During fiscal year 2026, no changes were made to the peer group. Characteristics considered in this evaluation included business sector, with a focus on companies in tobacco, packaged foods and meats and agricultural products, as well as revenue, assets, market capitalization and operational complexity. Although our industry is highly competitive, Universal and Pyxus International, Inc. are the only global, independent, publicly traded competitors. We, therefore, lack true "peers" within our own industry. The peer group used to inform fiscal year 2026 compensation decisions consists of the following companies:

Pyxus International, Inc.	Flowers Foods, Inc.	Hain Celestial Group, Inc.
J&J SnackFoods Corp.	Fresh Del Monte Produce Inc.	Seneca Foods Corporation
B&G Foods, Inc.	John B. Sanfilippo & Son, Inc.	Darling Ingredients, Inc.
Cal-Maine Foods, Inc.	The Marzetti Company (formerly "Lancaster Colony Corporation")	TreeHouse Foods, Inc.

Components of Executive Compensation

Total Direct Opportunity Compensation

- **Base salary.** Base salary is intended to reflect the market value of an executive officer's role and responsibility, with differentiation for individual capabilities and experience in their positions.

- **Annual cash incentive awards.** Annual cash incentive awards in the form of market competitive, performance-based, cash bonuses are designed to focus our executives on pre-set goals each year and to drive profitability, growth, and shareholder value.

- **Long-term equity participation.** Long-term equity participation is designed to recognize executives for their contributions to the Company, to highlight the strategic importance of each executive's role, to promote retention, and to align the interests of management and shareholders in long-term growth and stock performance by rewarding executives for the creation of shareholder value.

Total Indirect Compensation

- **Other benefits.** We believe that providing competitive health and welfare benefits at a reasonable cost is an important part of any employee's compensation package and promotes employee health. Our named executive officers participate in the same health and welfare benefits as our salaried employees. These health and welfare benefits for fiscal year 2026 included health, dental, vision, life insurance, accidental death and dismemberment insurance, and disability benefits. These benefits, including plan design and cost, are analyzed annually.

- **Retirement and other post-termination compensation.** Please see "Retirement and Post-Termination Compensation" on page 49 of this Proxy Statement.

In determining executive compensation, the Committee reviews all components of the Chief Executive Officer's and each other named executive officer's total compensation, including retirement benefits and the costs of all perquisites received to ensure such compensation meets the goals of the program. As a part of this review, the Committee considers corporate performance information, compensation survey data, the advice of its independent compensation consultant, and the recommendations of management. The Committee also takes into consideration individual and overall Company operating performance with the goal of ensuring that executive compensation reflects past performance as well as future potential and adequately differentiates between employees, based on the scope and complexity of the employee's job position, market comparisons, individual performance and experience, and our ability to pay. The Chief Executive Officer's performance is reviewed annually by the Committee with respect to considering changes in compensation. The Chief Executive Officer's performance is evaluated in light of Company performance, as described in greater detail below, and non-financial goals and strategic objectives selected by the Committee. Based on its review, the Committee believes total compensation for each of the named executive officers is reasonable and not excessive.

In addition, the Committee evaluates the amount of compensation apportioned to base salary, annual cash incentive awards, and long-term equity participation ("total direct opportunity compensation"). The Committee sets target levels for each component of total direct opportunity compensation based on its desire to link compensation to individual and corporate performance and to ensure that a sufficient amount of compensation is performance-based or "at risk." The Committee set the following fiscal year 2026 target percentages, for the components of our named executive officers' total direct opportunity compensation:

	Base Salary	Target Cash Incentive Award	Target Long-Term Equity Award	Target Total
Preston D. Wigner	25.0 %	25.0 %	50.0 %	100 %
Johan C. Kroner	32.5 %	25.0 %	42.5 %	100 %
Airton L. Hentschke	30.0 %	25.0 %	45.0 %	100 %
Catherine H. Claiborne	40.0 %	25.0 %	35.0 %	100 %
J. Patrick O'Keefe	40.0 %	25.0 %	35.0 %	100 %

1. Base Salaries

The Committee approved the following base salaries for fiscal years 2025 and 2026 for our named executive officers, which, became effective April 1, 2024 and 2025, respectively:

	Fiscal Year 2025	Fiscal Year 2026	Percentage Increase
	($)	($)	(%)
Preston D. Wigner	800,000	828,800	3.6%
Johan C. Kroner	535,800	555,100	3.6%
Airton L. Hentschke	704,800	730,200	3.6%
Catherine H. Claiborne	410,000	424,800	3.6%
J. Patrick O'Keefe	404,600	419,200	3.6%

The Committee regularly evaluates executive compensation based upon the periodic assessments conducted by its independent compensation consultant, which reviews the competitiveness of the executives' salary with salaries of executives in our peer group. In addition to this market data, the Committee considers the responsibilities, skills, and experience of each executive, personal performance of the executive in light of individual levels of responsibility, and Company performance. While the Committee considered each of these factors and their totality, the Committee did not assign a specific value to each factor.

As part of the compensation setting process for fiscal year 2026, the Committee met periodically with Mr. P. Wigner, Chairman, President and Chief Executive Officer, reviewing his performance and the Company's performance, taking into consideration the Committee's guiding philosophy. The Committee also evaluated Mr. P. Wigner's compensation level, considering the average base salaries of the chief executive officers at the companies included in the peer group. The Committee believed the new base salary amount was appropriate and not excessive when viewed in context with chief executive officer compensation for the peer group. The Committee also considered affordability within the Company's business plans as well as management's recommendation based upon annual compensation surveys and published statistical reports as well as consultation from its independent compensation consultant. Accordingly, in March 2025, the Committee approved a 3.6%, or $115,200, increase with respect to Mr. P. Wigner's fiscal 2026 total direct compensation opportunity. This total increase was apportioned $28,800.00 to base salary, 28,800.00 to target annual cash incentive award and $57,600 to the target annual long-term incentive award.

2. **Annual Cash Incentive Awards**

        The Annual Incentive Plan provides that participants in the plan include executive officers of the Company or any subsidiary (as defined in the Annual Incentive Plan) for purposes of the Exchange Act, selected from time to time by the Committee to participate in the Annual Incentive Plan. These executive officers, which include our named executive officers, may receive annual cash incentive awards that vary from year to year based upon corporate and individual performance. We believe annual cash incentive awards align the interests of our key employees to our shareholders and provide a means for recognizing individual contribution to our overall results. The cash incentive awards earned for fiscal year 2026 by our named executive officers were approved by the Committee on June 2, 2026, and are set forth in the Column, "Non-Equity Incentive Plan Compensation," in the "Summary Compensation Table" on page 51 of this Proxy Statement.

        Annual cash incentive payments under the Annual Incentive Plan are paid based on the Company's achievements against pre-established performance metrics as set by the Committee. The annual cash incentive awards to our named executive officers (except for Mr. O'Keefe) in fiscal year 2026 were based 50% on the generation of adjusted economic profit and 50% on the generation of adjusted earnings per share. We use adjusted economic profit and adjusted earnings per share, as these performance measures strongly encourage capital discipline and better investment decisions and lead to enhanced cash flow. The Committee also believes that these measures are representative of our overall performance, and they provide transparency to investors and enable period-to-period comparability of financial performance. For purposes of the Annual Incentive Plan, adjusted economic profit is defined as consolidated earnings before interest and taxes after certain adjustments, minus a capital charge equal to our weighted average cost of capital times average adjusted funds employed, and adjusted to exclude certain other items as approved by the Committee, and we define adjusted earnings per share as the diluted earnings per share of Common Stock, adjusted to exclude restructuring and impairment, annual cash incentive award accruals under the Annual Incentive Plan and certain other items as approved by the Committee. Adjusted economic profit and adjusted earnings per share should not be considered as alternatives to net income or diluted earnings per share determined in accordance with generally accepted accounting principles in the United States. Mr. O'Keefe's annual cash incentive award in fiscal year 2026 was based on a hybrid model. Fifty percent was based on the measures described above and 50% was based on the Ingredients Operations segment financial results.

        During fiscal year 2026, the Committee reviewed and reaffirmed the performance metrics and performance goals under the programs, including the use of adjusted earnings per share as a performance goal in the Annual Incentive Plan and long-term performance award program. The Company is focused on sustainable shareholder value and continuing our more than 50-year history of dividend increases. Adjusted earnings per share is a performance measure that is directly related to our financial goals and is an important driver of shareholder value. The Committee recognizes that the short- and long-term incentive arrangements are based on similar metrics, but it considers profitability as our key driver of financial health and performance. The Company does not provide forward earnings guidance and is not required to do so. As such, we do not disclose performance targets applicable to our Annual Incentive Plan or our performance share units until after they are earned. We also believe that such disclosure would result in competitive harm to the Company.

        Participants in the Annual Incentive Plan are eligible to receive an annual cash incentive award equal to a percentage of their base salary in the event certain threshold levels are met for adjusted economic profit and adjusted earnings per share. The following table sets forth the threshold, target and maximum levels for the adjusted economic profit and adjusted earnings per share metrics that were applicable for fiscal year 2026 awards under the Annual Incentive Plan:

	Threshold Level	Target Level	Maximum Level	FY 2026 Results
Adjusted Economic Profit	$(15.5) million	$13.6 million	$48.6 million	$(14.5) million
Adjusted Earnings Per Share	$3.35 per share	$4.19 per share	$5.19 per share	$2.87 per share

Based on the definition of adjusted earnings per share provided above, a reconciliation of the adjusted earnings per share of $2.87 achieved for fiscal year 2026 to our reported diluted earnings per share of $1.30 is as follows:

Adjusted Earnings Per Share	$ 2.87
Per share effect of annual cash incentive award accrual excluded from adjusted earnings per share	(0.02)
Per share effect of restructuring and impairment	(0.07)
Per share effect of goodwill impairment	(1.27)
Per share effect of new withholding tax at foreign jurisdiction	(0.21)
Reported Diluted Earnings Per Share	$ 1.30

In fiscal year 2026, our diluted earnings per share decreased compared to fiscal year 2025. Inventory write-downs, primarily driven by non-wrapper dark air-cured tobaccos and a higher effective tax driven by both new legislation that increases withholding taxes on undistributed earnings in Brazil and the impact on the mix and timing of earnings in domestic and foreign jurisdictions drove the decrease in diluted earnings per share compared to fiscal year 2025. On May 30, 2025, the Committee established the fiscal year 2026 performance targets to ensure performance stretch in the fiscal year 2026 Annual Incentive Plan goals. The performance targets for adjusted earnings per share set for the last three fiscal years were $4.19, $4.69, and $4.15 for fiscal years 2026, 2025, and 2024 respectively. In addition, the performance target for adjusted economic profit was set at $13.6 million in fiscal year 2026.

The following table lists the target bonus opportunity percentages, the target bonus opportunity amounts, the maximum bonus opportunity amounts, and the actual cash incentive awards for fiscal year 2026 for our named executive officers:

	Target Bonus Opportunity Percentage	Target Bonus Opportunity Amount	Maximum Bonus Opportunity Amount	Actual Percentage Bonus Payout	Actual 2026 Bonus Paid
	(%)	**($)**	**($)**	**(%)**	**($)**
Preston D. Wigner	100%	828,800	1,657,600	26%	215,900
Johan C. Kroner	77%	427,000	854,000	26%	111,200
Airton L. Hentschke	83%	608,400	1,216,800	26%	158,500
Catherine H. Claiborne	63%	265,400	530,800	26%	69,100
J. Patrick O'Keefe	63%	261,900	523,800	25%	65,100

3. **Long-Term Incentive Awards**

   3.1 Stock Ownership Guidelines

   The Committee believes that it is important to align the interests of members of senior management with those of our shareholders. While the Committee considers this principle when determining the appropriate mix of base salary, annual cash incentive awards, and long-term equity awards, the Committee has also established stock ownership guidelines that encourage the accumulation and retention of Common Stock.

   Our current stock ownership guidelines for executive management are expressed as a multiple of base salary, ranging from 2.5 to 6.0 times base salary. The Committee believes this methodology provides for greater individualization of ownership guidelines. The guidelines work in concert with the long-term incentive plan and are intended to foster strong executive ownership of our Common Stock. The Committee believes that it is important to achieve and maintain these guideline amounts as minimum target levels of ownership. The Committee reviews compliance with our stock ownership guidelines on an annual basis.

   Under our stock ownership guidelines, executives are expected to achieve their ownership guideline target within five years from the date of the executive's appointment to a qualifying position, and certain executives are provided additional time when they receive promotions that result in higher ownership targets. Mr. O'Keefe became subject to the stock ownership guidelines as of May 23, 2023. He continues to have additional time to achieve his target. Mr. O'Keefe has held all shares and restricted stock units granted to him since his date of hire, other than shares used to pay taxes upon vesting of restricted stock units, and will continue to hold these and future shares in order to satisfy his guideline. The guidelines apply to our current named executive officers in the following manner:

	Ownership Guideline Target
Preston D. Wigner	6.0 times base salary
Johan C. Kroner	5.0 times base salary
Airton L. Hentschke	5.0 times base salary
Catherine H. Claiborne	3.5 times base salary
J. Patrick O'Keefe	3.5 times base salary

   Only shares beneficially owned (as defined by the SEC's rules and regulations) by our current executive officers, excluding such executives' performance share units but including their restricted stock unit awards (and corresponding dividend equivalent rights), are counted in determining compliance with the guidelines.

   In addition, the Committee maintains stock ownership guidelines applicable to the non-employee directors. Information with respect to the non-employee directors' stock ownership guidelines is set forth in "Non-Employee Director Stock Ownership Guidelines" on page 76 of this Proxy Statement.

3.2 Clawback in the Event of Restatements or Ethical Misconduct

In November 2023, the Board of Directors approved the Universal Corporation Dodd-Frank Clawback Policy, effective as of October 2, 2023 ("Clawback Policy"), consistent with the SEC rules and NYSE listing standards. The Clawback Policy applies to our current and former executive officers, including our named executive officers, and subjects incentive-based compensation received on or after October 2, 2023 to recovery if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. In the event of a required accounting restatement, the Clawback Policy requires the Company to recover the portion of incentive-based compensation that is deemed to have been erroneously awarded, unless the Committee determines that recovery would be impracticable and that one or more of the limited impracticability exceptions under SEC rules is met. Recovery under the Clawback Policy is required regardless of whether the executive officer engaged in misconduct or otherwise caused or contributed to the requirement for the accounting restatement.

The Clawback Policy operates in addition to a clawback provision already contained in our cash incentive awards and performance-based equity awards. This clawback provision operates to the extent that it would not duplicate recovery of the same portion of incentive-based compensation that is deemed to have been erroneously awarded under the Clawback Policy. The purpose of this clawback provision is to authorize the potential recovery or adjustment of awards when the performance measures on which such awards were based are restated in a manner that would have decreased the amount of the award had the restated performance measure been used to calculate the original award, or when the award is otherwise deemed inappropriate by the Committee due to the occurrence of certain stated events. The clawback provision applied to all cash incentive and equity awards made during fiscal year 2026.

Management has also implemented additional effective controls to minimize potential unintended or willful reporting errors. In addition, the Committee has the discretion to reduce or eliminate an executive's incentive compensation and equity awards or seek recovery of the same, in the event of ethical misconduct. The Committee reviews cash incentive payments, performance-based equity awards, and other performance-based awards that are made to all current and former officers on the basis of having met or exceeded performance goals. Appropriate action will be taken after considering all factors and circumstances.

Our Benefit Restoration Plan also includes a forfeiture provision whereby a participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan, if we terminate the participant's employment as a result of a participant's fraud, dishonesty, or embezzlement where the participant has been materially, unjustly enriched by such conduct.

3.3 Long-Term Equity Participation

The Committee believes that significant ownership of Common Stock by senior management is the optimal method to align the interests of management to our shareholders and to ensure the proper focus on long-term business strategies. The long-term equity awards deliver value based on shareholder return and reinforce other long-term business objectives such as the Company's fundamental responsibility to our stakeholders to maintain high ethical, social and environmental standards in support of a sustainable supply chain. Our compensation structure is designed to deliver a significant portion of total direct opportunity compensation in the form of long-term equity awards with 35% to 50% for named executive officers. In addition, long-term equity awards encourage significant ownership, which provides long-term financial incentives and promotes retention of management.

With the exception of new hires or promotions, long-term incentives are awarded annually, within 12 business days following the public release of our annual earnings. The Committee selected this timing because it enables us to consider the prior year performance of the Company and the participants and our expectations for the next performance period, while also making the annual awards after we publicly disclose our performance for the year. The awards also are made as early as practicable in our fiscal year in order to maximize the time period for the incentives associated with the awards. The Committee's schedule is determined between six and 12 months in advance, though changes may occur, and the proximity of any awards to market events other than earnings announcements is coincidental. We do not take material nonpublic information into account when determining the timing and terms of equity awards, and we do not time the disclosure of material nonpublic information for the purpose of affecting the value of equity awards. Our executive compensation program does not currently include grants of stock options or stock appreciation rights and none are outstanding.

We currently use restricted stock units and performance share units as the preferred forms of long-term equity participation. Restricted stock units are used as a cost-effective addition to the compensation mix because such awards do not require the issuance of Common Stock until vesting. Our use of performance share units as a long-term equity award places greater emphasis on our long-term financial performance and subjects a higher percentage of the long-term incentive awards to risk based on such performance. Performance share units focus greater attention and rewards on the key underlying drivers of shareholder value, and are granted annually, with overlapping multi-year performance cycles. Performance share units are earned on the last day of the performance period selected by the Committee and vest and are paid out subject to the Committee's approval of the Company's achievement of the performance measures previously selected by the Committee. Performance share units do not carry any dividend rights. Similar to annual cash incentive awards under the Annual Incentive Plan, as the actual performance exceeds the performance measure threshold selected by the Committee, the amount of performance share units payout increases, with 100% payout occurring if performance reaches a target level set by the Committee. Payout can exceed 100% if the performance exceeds the target level, but it is capped at a maximum of 150%. Conversely, the payout is reduced if actual performance falls short of the selected performance measure target. At the time of vesting, the vested performance share units are payable in shares of Common Stock.

Consistent with awards granted in fiscal years 2024 and 2025, for fiscal year 2026, the Committee selected average adjusted earnings per share as the appropriate criterion for use with performance share units and set the performance period at three fiscal years, which began April 1 of each fiscal year. Adjusted earnings per share is calculated in the same manner as it is with Annual Incentive Plan awards. The threshold levels for adjusted earnings per share performance were set based on levels of performance that were believed to be achievable. The target levels for adjusted earnings per share performance were set based on levels of performance that were believed to be aggressive, but obtainable. Given the cyclical nature of our core business and its maturity, it is difficult to set multiple year performance targets. The maximum levels for adjusted earnings per share performance were set based on levels of performance that were believed to be realizable only with exceptional performance. As previously mentioned, we do not disclose performance targets at the time of awards as we believe that to do so would result in competitive harm to the Company.

For the fiscal year 2026 long-term equity awards awarded in May 2023, the Committee determined that one-half should consist of three-year performance share units and the remaining one-half should consist of three-year restricted stock units. The Committee used an equal mix of performance share units and restricted stock units because it believes that such mix represents the appropriate balance for our Company in rewarding stock appreciation and relative shareholder return, while also placing sufficient emphasis on our overall financial performance. Restricted stock units earn dividend equivalent units during the respective vesting periods. These dividend equivalent units only vest when the underlying award of restricted stock units vest. In addition, our named executive officers have additional vesting restrictions or holding period requirements on their restricted stock unit awards in accordance with Section 409(a) of the Internal Revenue Code.

The number of performance share units and restricted stock units granted to our named executive officers in fiscal year 2026, was as follows:

	Performance Shares	Restricted Stock Units
Preston D. Wigner	15,230	15,230
Johan C. Kroner[1]	6,670	17,695
Airton L. Hentschke[1]	10,060	32,110
Catherine H. Claiborne	3,415	3,415
J. Patrick O'Keefe	3,370	3,370

[1] Mr. Hentschke and Mr. Kroner received special awards of 22,050 restricted stock units and 11,025 restricted stock units respectively.

Additional details regarding the fiscal year 2026 equity participation awards for each of our named executive officers are set forth in the "Grants of Plan-Based Awards" table on page 53 of this Proxy Statement.

On June 2, 2022, we awarded performance share units for the three-year performance period from April 1, 2022 through March 31, 2025. Those awards vested on March 31, 2025 and the payout was approved by the Committee on May 29, 2025. The performance measure was the three-year average of adjusted earnings per share with earnings per share calculated in the same manner as it is with the Annual Incentive Plan awards. We generated average adjusted earnings per share for the performance period covering fiscal years 2023 through 2025 that were above the target levels. The following table sets forth the threshold, target and maximum levels for the adjusted earnings per share metrics applicable to the performance share units awarded in fiscal year 2023:

	Threshold Level	Target Level	Maximum Level	Average 2023-2025 Result
Average Adjusted Earnings per Share	$ 2.43	$ 4.00	$ 4.86	$ 4.99

A reconciliation of average adjusted earnings per share of $4.99 for the performance period covering fiscal years 2023 through 2025 is as follows:

Fiscal Year 2025	$	4.81
Fiscal Year 2024		5.06
Fiscal Year 2023		5.10
3-year Average Adjusted Earnings Per Share	$	4.99

The average adjusted earnings per share performance measure for the performance period exceeded the threshold level, the target level, and the maximum level on the Committee's pre-approved percent-of-target performance table. The payouts of the fiscal year 2023 performance share units awards were, therefore, made at 150% of the target award levels.

The following table lists the target performance share opportunities, the maximum performance share opportunities and the actual number of shares of Common Stock awarded:

	Actual Payout as a % of Target	Target Award at Grant (Shares)	Maximum Award at Grant (Shares)	Actual Award (Shares)	Target Award Value at Grant[1]	Actual Award Value[2]
Preston D. Wigner	150.0%	3,975	5,962	5,962	$ 216,479	$ 389,855
Johan C. Kroner	150.0%	5,625	8,437	8,437	$ 306,338	$ 551,695
Airton L. Hentschke	150.0%	8,500	12,750	12,750	$ 462,910	$ 833,723
Catherine H. Claiborne	150.0%	2,150	3,225	3,225	$ 117,089	$ 210,883
J. Patrick O'Keefe	150.0%	1,625	2,437	2,437	$ 88,498	$ 159,355

[1] This column represents grant date fair value determined in accordance with FASB ASC Topic 718. Due to the lack of dividend rights, amounts for performance share units were determined assuming a price per share of $54.46, which represents a discount to the closing price of $63.69 for the shares granted June 2, 2022.

[2] This column represents market value based on the May 30, 2025 stock price of $65.39.

4. Other Benefits

The Committee believes employee benefits are an essential component of our competitive total compensation package. These benefits are designed to attract and retain our employees. The named executive officers may participate in the same benefit plans as our salaried employees, which include health, dental, vision and life insurance, disability benefits, and our Universal Leaf Tobacco Company, Inc. 401(k) Savings Plan. Our 401(k) Savings Plan includes a defined company match component, and we have disclosed all Company matches for our named executive officers in Column (i), "All Other Compensation" in the "Summary Compensation Table," and separately disclosed each amount in footnote 5 to that table on pages 51 and 52 of this Proxy Statement.

In addition, we provide certain other benefits to our executives, including our named executive officers. The Committee believes these other benefits provide security for current and future needs of the executives and their families and, therefore, assist in attracting and retaining them. These other benefits are structured to be within the competitive range relative to our peer group. In general, we do not provide our executives with many of the types of perquisites that other companies offer their executives, such as the personal use of a corporate aircraft, car allowances, social memberships or club dues, or preventative health evaluations. We also do not utilize tax gross-ups. The Committee re-evaluates and has approved the very limited types of perquisites that we offer on a regular basis. The only additional benefit we provide or have provided to some of our executives during fiscal year 2026 consist of matching gifts from the Company's charitable foundation and are included in the amounts set forth in Column (i) "All Other Compensation," in the "Summary Compensation Table," and separately disclosed in footnote 5 to that table on pages 51 and 52 of this Proxy Statement.

5.   **Retirement and Post-Termination Compensation**

Our named executive officers are covered by a defined benefit retirement plan, supplemental retirement plan, deferred income plans, and the Universal Leaf Tobacco Company, Inc. 401(k) Savings Plan. Our named executive officers are also covered by the Change of Control Policy. Additional details and all amounts earned by our named executive officers or contributed by us to our named executive officers through those benefits are disclosed in this Proxy Statement where noted below.

A. Defined Benefit Retirement Plan

Our named executive officers participate in a defined benefit retirement plan, the Employees' Retirement Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the "Pension Plan"). Further details regarding the Pension Plan and disclosure of the estimated value of pension benefits for our named executive officers are set forth in the "Pension Benefits" table and related footnotes beginning on page 57 of this Proxy Statement.

B. Benefit Restoration Plan

To the extent benefits payable to our employees at retirement pursuant to the Pension Plan exceed amounts that may be payable under applicable provisions of the Internal Revenue Code, such benefits will be paid under our supplemental retirement plan called the Universal Leaf Tobacco Company, Incorporated 1996 Benefit Restoration Plan (the "Benefit Restoration Plan"). Further information about the Benefit Restoration Plan is set forth in the "Pension Benefits" table and related footnotes beginning on page 57 of this Proxy Statement.

C. Deferred Income Plans

We offer our employees at all our U.S. locations the opportunity to participate in the Universal Leaf Tobacco Company, Inc. 401(k) Savings Plans in which we match up to 5% of employee deferrals. We also have a non-qualified deferred plan available to certain executives. Further information about the 401(k) Savings Plan and the non-qualified deferred plan is set forth under "Non-Qualified Deferred Compensation" beginning on page 59 of this Proxy Statement.

D. Change of Control Policy

We do not offer severance agreements to our named executive officers, nor do we offer them agreements for employment or retention with our Company. However, to ensure that we have the continued dedicated service of certain executive officers notwithstanding the possibility, threat, or occurrence of a change of control, we have adopted a "double-trigger" change of control policy that provides eligible executives with the opportunity to receive severance benefits if a change in control of the Company occurs in combination with other specified events. The purpose and intent of this policy is to attract and retain key executives and to improve productivity by reducing distractions resulting from a potential Change in Control situation, all of which are in the best interest of the Company and its shareholders.

The Committee believes that this policy serves the best interests of the Company and our shareholders by ensuring that if a hostile or friendly change of control is ever under consideration, our executives are able to perform their duties and responsibilities and advise the Board of Directors about whether the potential transaction is in the best interests of shareholders, without being unduly influenced by the distracting uncertainty and risk associated with a change of control, such as fear of the economic consequences of losing their jobs as a result of a change of control. The terms and conditions of the policy are described under "Summary of Termination Payments and Benefits" beginning on page 60 of this Proxy Statement.

REPORT OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

We have reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management. Based on that review and discussion, we have recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this Proxy Statement.

Compensation and Human Resources Committee

Thomas H. Johnson, *Chairman*
Diana F. Cantor
Lennart R. Freeman
Fotini E. Manolios
Robert C. Sledd
Gregory A. Trojan

Richmond, Virginia
June 11, 2026

COMPENSATION AND HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation and Human Resources Committee, during fiscal year 2026 or as of the date of this Proxy Statement, is or has been a Universal officer or employee, and none of our executive officers served on the Compensation and Human Resources Committee or board of any company that employed any member of our Compensation and Human Resources Committee or Board of Directors.

EXECUTIVE COMPENSATION

The following table provides compensation information for our named executive officers for the fiscal years ended March 31, 2024, 2025 and 2026, where applicable.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary[1]	Stock Awards[2]	Option Awards	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
		($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Preston D. Wigner Chairman, President and Chief Executive Officer	2026	828,800	1,849,532	—	215,900	262,955	22,808	3,179,995
	2025	646,800	2,411,771	—	1,129,000	219,667	26,306	4,433,544
	2024	475,500	432,387	—	523,700	101,590	21,586	1,554,763
Johan C. Kroner Former Senior Vice President and Chief Financial Officer	2026	555,100	1,453,975	—	111,200	206,829	22,741	2,349,845
	2025	535,800	595,289	—	824,400	193,480	24,120	2,173,089
	2024	516,200	612,944	—	656,000	167,427	24,328	1,976,899
Airton L. Hentschke Senior Vice President and Chief Operating Officer	2026	730,200	2,663,536	—	158,500	226,549	17,818	3,796,603
	2025	704,800	898,065	—	1,174,600	310,535	22,141	3,110,141
	2024	679,000	924,167	—	934,700	129,970	16,866	2,684,703
Catherine H. Claiborne Vice President, General Counsel, and Secretary	2026	424,800	414,718	—	69,100	233,484	22,435	1,164,537
	2025	410,000	304,915	—	512,400	183,261	23,683	1,434,259
J. Patrick O'Keefe Senior Vice President, Universal Ingredients, Inc.	2026	419,200	409,253	—	65,100	103,786	17,467	1,014,806
	2025	404,600	300,638	—	403,100	86,088	17,435	1,211,861
	2024	389,800	308,848	—	249,200	75,702	16,710	1,040,260

[1] Salary amounts include cash compensation earned by each named executive officer during fiscal years 2024, 2025 and 2026, where applicable, as well as any amounts earned in such fiscal years, but contributed into the Universal Leaf Tobacco Company, Inc. 401(k) Savings Plan and/or deferred at the election of the named executive officer into our deferred compensation program. For a discussion of the deferred compensation program and amounts deferred by the named executive officers in fiscal year 2026, including earnings on amounts deferred, see "Non-Qualified Deferred Compensation" beginning on page 59 of this Proxy Statement.

[2] The amount represents the aggregate grant date fair value of stock awarded in the applicable fiscal year in accordance with FASB ASC Topic 718. This amount does not reflect our accounting expense for these award(s) during the year and does not correspond to the actual cash value that will be recognized by the named executive officer when received. Performance share awards do not have dividend rights and, therefore, reflect a lower grant date fair value than the closing price of our Common Stock on the date of grant. For fiscal years 2024, 2025 and 2026 performance share awards, the grant date value per share was $43.01, $38.23, and $56.05, respectively. Amounts for fiscal years 2024, 2025 and 2026 include performance share awards calculated at target levels. If these performance share awards paid at maximum (150% of target), the aggregate grant date fair value of all stock awards for each of the named executive officers would have been at the time of the grant: for fiscal year 2026; Mr. Wigner: $2,276,352; Mr. Hentschke: $2,945,468; Mr. Kroner: $1,640,901; Ms. Claiborne: $510,451 and Mr. O'Keefe: $503,697. Assumptions used in the calculation of these award amounts are included in Notes 1 and 15 to the consolidated financial statements, included in our Annual Report on Form 10-K for the year ended March 31, 2024, in Notes 1 and 14 to the consolidated financial statements, included in our Annual Report on Form 10-K for the year ended March 31, 2025, and in Notes 1 and 14 to the consolidated financial statements, included in our Annual Report on Form 10-K for the year ended March 31, 2026. Information on individual equity awards granted to the named executive officers in fiscal year 2026 is set forth in the section entitled "Grants of Plan-Based Awards" on page 53 of this Proxy Statement.

[3] The amounts represent cash awards to the named executive officers under our performance-based Annual Incentive Plan for fiscal years 2024, 2025 and 2026, which is discussed in the section entitled "Annual Cash Incentive Awards" beginning on page 42 of this Proxy Statement. While such amounts were earned for fiscal years 2024, 2025 and 2026 performance, they were not paid to the named executive officers until June 12, 2024, June 11, 2025 and June 11, 2026 respectively.

(4)   The amounts represent the actuarial change in the present values of the named executive officers' benefits under our pension plans during fiscal years 2024, 2025 and 2026, as applicable, determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. For all named executive officers, the amounts only reflect changes in pension value because they had no above market interest earnings for fiscal years 2024, 2025, and 2026. For additional information on our pension plans, see the section entitled "Retirement and Post-Termination Compensation" on page 49 of this Proxy Statement and the tables entitled "Pension Benefits" on page 57 of this Proxy Statement and "Non-Qualified Deferred Compensation" on page 59 of this Proxy Statement. For a full description of the pension plan assumptions used by us for financial reporting purposes for fiscal years 2024, 2025 and 2026 see Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2026.

(5)   The table below reflects the types and dollar amounts of perquisites, additional compensation, and other personal benefits provided to the named executive officers during fiscal year 2026. For purposes of computing the dollar amounts of the items listed below, we used the actual out-of-pocket costs to us of providing the perquisite or other personal benefit to the named executive officer. The named executive officers paid any taxes associated with these benefits without reimbursement from us. Each perquisite and personal benefit included in the table below is described in more detail in the narratives immediately following the table:

Column (i) Components	P.D. Wigner	J.C. Kroner	A.L. Hentschke	C.H. Claiborne	J.P. O'Keefe
	($)	($)	($)	($)	($)
401(k) Company Match[a]	17,860	17,741	17,818	17,685	17,467
Matching Gifts[b]	4,948	5,000	—	4,750	—
TOTALS	22,808	22,741	17,818	22,435	17,467

(a)   *401(k) Company Match.* Each named executive officer is eligible to participate in the Universal Leaf Tobacco Company, Inc. 401(k) Savings Plan, which offers them an opportunity to defer income and receive matching contributions from us subject to certain limits. Company contributions made to the named executive officers during fiscal year 2026 are set forth in the table above. Information about the 401(k) Savings Plan is set forth in the section entitled "Deferred Income Plans" beginning on page 49 of this Proxy Statement.

(b)   *Matching Gifts.* Each named executive officer is eligible to participate in our matching gifts program in which our charitable foundation matches employees' contributions to charities. The maximum amount applicable to all participants that can be matched in any fiscal year of our foundation is $5,000 per participant. The named executive officers participated in the matching gifts program in amounts set forth above.

GRANTS OF PLAN-BASED AWARDS FISCAL YEAR 2026

The following table presents information regarding grants of plan-based awards to the named executive officers during the fiscal year ended March 31, 2026.

Name and Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Market Price of Option Awards on Grant Date	Grant Date Fair Value of Stock and Option Awards[4]
	Threshold	Target	Max.	Threshold	Target	Max.					
	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)	($)
(a & b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Preston D. Wigner											
5/30/2025	0	828,800	1,657,600								
5/30/2025				0	15,230	22,845				65.39	853,642
5/30/2025							15,230			65.39	995,890
Johan C. Kroner											
5/30/2025	0	427,000	854,000								
5/30/2025				0	6,670	10,005				65.39	373,854
5/30/2025							6,670			65.39	436,151
7/11/2025							11,025			58.41	643,970
Airton L. Hentschke											
5/30/2025	0	608,400	1,216,800								
5/30/2025				0	10,060	15,090				65.39	563,863
5/30/2025							32,110			65.39	2,099,673
Catherine H. Claiborne											
5/30/2025	0	265,400	530,800								
5/30/2025				0	3,415	5,123				65.39	191,411
5/30/2025							3,415			65.39	223,307
J. Patrick O'Keefe											
5/30/2025	0	261,900	523,800								
5/30/2025				0	3,370	5,055				65.39	188,889
5/30/2025							3,370			65.39	220,364

[1] Amounts represent potential annual cash incentive awards for fiscal year 2026. The actual amount of the annual cash incentive award earned by each named executive officer for fiscal year 2026 is reported in Column (g), "Non-Equity Incentive Plan Compensation," in the "Summary Compensation Table" on page 51 of this Proxy Statement. For additional information with respect to the annual cash incentive awards under the Incentive Plan, see the section entitled "Annual Cash Incentive Awards" beginning on page 42 of this Proxy Statement.

[2] Amounts represent potential vesting of performance share units granted during fiscal year 2026. Performance share units vest in the event the three-year performance measures corresponding to the performance share units are met or exceeded. For additional information with respect to performance share units granted pursuant to our Stock Incentive Plan, see the section entitled "Long-Term Equity Participation" beginning on page 46 of this Proxy Statement and in Column (g) in the table entitled "Outstanding Equity Awards at Fiscal Year End" on page 54 of this Proxy Statement.

[3] Amounts represent the award of restricted stock units. Each restricted stock unit will convert one-for-one into shares of Common Stock upon vesting. Additional information with respect to restricted stock unit awards is set forth in the section entitled "Long-Term Equity Participation" beginning on page 46 of this Proxy Statement, and in Column (i) in the table entitled "Outstanding Equity Awards at Fiscal Year End" on page 54 of this Proxy Statement. In fiscal 2026, Mr. Hentschke and Mr. Kroner received special awards of 22,050 restricted stock units and 11,025 restricted stock units respectively.

[4] Represents the grant date fair value of the award determined in accordance with FASB ASC Topic 718. The full grant date fair value of the performance share units is calculated at the target performance level and will vest, if at all, at the end of a three-year measurement period, if certain performance targets are met. Amounts for performance share awards are determined assuming a price per share of $56.05 as of May 30, 2025, which represents a discount to the closing price of Common Stock as of the date of grant due to the lack of dividend rights. Each performance share will convert one-for-one into a share of Common Stock upon vesting if the performance target is met. Grant date fair value for the restricted stock unit awards is based on the grant date fair value of the underlying shares of Common Stock. The assumptions used in determining the grant date fair values of these awards are set forth in Note 14 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2026.

OUTSTANDING EQUITY AWARDS AT 2026 FISCAL YEAR END

The following table presents information concerning the number and value of outstanding restricted stock units and performance share units held by the named executive officers as of March 31, 2026.

	Stock Awards			
Name and Grant Date	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested**[1]	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested**[2]	**Number of Shares or Units of Stock That Have Not Vested**[1]	**Market Value of Shares or Units of Stock That Have Not Vested**[2]
	(#)	($)	(#)	($)
(a)	(g)	(h)	(i)	(j)
Preston D. Wigner				
June 1, 2023			5,374	283,210
May 30, 2024			5,449	287,162
May 30, 2025			15,937	839,880
October 1, 2024			27,812	1,465,692
June 1, 2023	4,550	239,785		
May 30, 2024	4,900	258,230		
May 30, 2025	15,230	802,621		
Johan C. Kroner				
June 1, 2023			7,618	401,469
May 30, 2024			7,740	407,898
May 30, 2025			6,979	367,793
July 11, 2025			11,536	607,947
June 1, 2023	6,450	339,915		
May 30, 2024	6,960	366,792		
May 30, 2025	6,670	351,509		
Airton L. Hentschke				
June 1, 2023			11,485	605,260
May 30, 2024			11,675	615,273
May 30, 2025			33,599	1,770,667
June 1, 2023	9,725	512,507		
May 30, 2024	10,500	553,350		
May 30, 2025	10,060	530,162		

	Stock Awards			
Name and Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2]	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]
	(#)	($)	(#)	($)
(a)	(g)	(h)	(i)	(j)
Catherine H. Claiborne				
June 1, 2023			2,923	154,042
May 30, 2024			3,964	208,903
May 30, 2025			3,573	188,297
June 1, 2023	2,475	130,433		
May 30, 2024	3,565	187,876		
May 30, 2025	3,415	179,971		
J. Patrick O'Keefe				
June 1, 2023			3,837	202,210
May 30, 2024			3,908	205,952
May 30, 2025			3,526	185,820
June 1, 2023	3,250	171,275		
May 30, 2024	3,515	185,241		
May 30, 2025	3,370	177,599		

[1] Amounts in Column (g) represent performance share units. Performance share units vest at the end of their corresponding three-year performance period if certain performance targets are met or exceeded. Amounts in Column (g) assume 100% vesting of the award, which represents the target amount payable. Each performance share converts one-for-one into a share of Common Stock upon vesting if the performance target is met. See "Compensation Discussion and Analysis" beginning on page 31 of this Proxy Statement. Amounts in Column (i) represent unvested restricted stock units and accumulated dividend equivalent rights. Restricted stock units awarded fiscal year 2021 and after, generally have three-year cliff vesting. Mr. Wigner received a one-time award of restricted stock units on October 1, 2024. These restricted stock units vest in thirds, annually, over a three-year period. At the time of vesting, restricted stock units are automatically converted into an equal number of shares of Common Stock. Restricted stock unit awards accumulate dividend equivalent rights, which track actual dividend amounts and are added to the total number of restricted stock units to be converted into shares of Common Stock at the time of vesting. These dividend equivalent units only vest when the underlying restricted stock units vest.

[2] Based on the closing price of $52.70 for our Common Stock, as quoted on the NYSE on March 31, 2026, the last trading day of fiscal year 2026.

OPTION EXERCISES AND STOCK VESTED FISCAL YEAR 2026

The following table presents information concerning the vesting of stock awards for the named executive officers during the fiscal year ended March 31, 2026.

	Stock Awards[1]	
	Number of Shares Acquired on Vesting	Value Realized on Vesting
Name	(#)	($)
(a)	**(b)**	**(c)**
Preston D. Wigner[2]	30,683	1,837,135
Johan C. Kroner	24,349	1,536,068
Airton L. Hentschke	36,741	2,318,023
Catherine H. Claiborne	9,320	587,907
J. Patrick O'Keefe	6,277	398,808

[1] Amounts represent the number of shares of Common Stock underlying stock awards that vested in fiscal year 2026. The amounts in Column (b) represent the vesting of restricted stock awards that were granted in May 2020 and June 2022 and the vesting of performance share units that were granted in fiscal year 2022.

[2] Amounts for Mr. Wigner include the vesting of restricted stock awards that were granted on October 1, 2024. At that time, Mr. Wigner received a one-time grant of restricted stock units, one-third of which vest annually, over a three-year period.

The following table shows the actuarial present value of accumulated benefits as of March 31, 2026, under each of our defined benefit plans, which are our only defined benefit plans that provide for payments or other benefits to the named executive officers at, following, or in connection with retirement.

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[2]	Payments During Last Fiscal Year
		(#)	($)	($)
(a)	(b)	(c)	(d)	(e)
Preston D. Wigner	Pension Plan	23	721,810	—
	Benefit Restoration Plan	23	1,562,243	—
Johan. C. Kroner	Pension Plan	32.75	847,863	—
	Benefit Restoration Plan	32.75	734,114	—
Airton L. Hentschke	Pension Plan	13.25	424,831	—
	Benefit Restoration Plan	13.25	1,584,315	—
Catherine H. Claiborne	Pension Plan	26.25	1,247,037	—
	Benefit Restoration Plan	26.25	629,892	—
J. Patrick O'Keefe	Pension Plan	6	221,176	—
	Benefit Restoration Plan	6	228,045	—

[1] We have not granted, and we do not have a policy with respect to granting, extra years of service to named executive officers under the Pension Plan or the Benefit Restoration Plan. Additional information with respect to the Pension Plan and the Benefit Restoration Plan is set forth in the section entitled "Retirement and Post-Termination Compensation" beginning on page 49 of this Proxy Statement.

[2] Present value was determined assuming retirement at age 65 for the Pension Plan and Benefit Restoration Plan. The present value calculation used an interest rate consistent with assumptions used for our financial reporting under FASB ASC Topic 715 and a postretirement mortality assumption table that is based on recent mortality data and closely tracks the actual mortality experience of our plans. Other assumptions made in the valuation are discussed in our Annual Report on Form 10-K for the year ended March 31, 2026, in the section entitled "Pension and Other Postretirement Benefit Plans," the section entitled "Critical Accounting Estimates and Assumptions," and in Note 12 to the consolidated financial statements.

Retirement Benefits

Our named executive officers are covered by the Pension Plan, the Benefit Restoration Plan, deferred income plans, and the Universal Leaf Tobacco Company, Inc. 401(k) Savings Plan. Our named executive officers are also covered by a Change of Control Policy addressing a change of control in our Company. Additional details, and all amounts earned by our named executive officers or contributed by the Company to our named executive officers through those plans, are disclosed in this Proxy Statement.

Defined Benefit Retirement Plan. Our salaried employees, including our named executive officers, participate in the Pension Plan, which is a defined benefit retirement plan. The Pension Plan is a Company-funded, qualified plan under the Internal Revenue Code, with the purpose of providing a fixed benefit for the life of the participant (and/or the spouse if the joint and survivor option is elected) beginning at the time of the participant's retirement or termination. The Pension Plan also has survivor benefits for the participant's spouse.

Effective January 1, 2014, the Pension Plan was changed to implement a new benefit formula for credited service accrued beginning January 1, 2014. The revised benefit formula is based on a compensation average for all compensation earned (often referred to as a Career Average) on or after January 1, 2014 multiplied by a designated percentage. The Excess Benefit portion of the formula was eliminated. The normal retirement benefit under the Pension Plan for service accrued beginning January 1, 2014 is calculated as follows:

Benefit:	Designated Percentage of Average Compensation for All Years	Multiplied by	Years of service beginning January 1, 2014

The Pension Plan benefit for credited service accrued through December 31, 2013 is a percentage of the participant's average compensation, multiplied by the participant's credited years of service under the Pension Plan prior to the change described above. Average compensation is calculated by taking the highest average of annual salary and annual cash incentive awards for any three consecutive calendar-year periods during the participant's participation in the Pension Plan. The normal retirement benefit under the Pension Plan for service accrued through December 31, 2013 is calculated as follows:

Base Benefit:	Designated Percentage of Average Compensation	Multiplied by	All years of service through December 31, 2013
PLUS			
Excess Benefit:	Designated Percentage of Average Compensation less Covered Compensation	Multiplied by	Participant's first 35 years of service through December 31, 2013

Covered compensation, for purposes of the excess benefit, is defined as the average of the Social Security Taxable Wage Base for the 35 calendar-year period ending December 31, 2013.

Benefits are paid as a straight life annuity for the participant's lifetime for a single participant, or a 50% joint and survivor annuity, if elected, for married participants for their joint lifetime. Benefits are normally payable when the participant reaches age 65; however, participants may begin receiving early retirement benefits when they reach age 55 and elect to retire with at least five years of service. If benefits are paid prior to age 65, the benefit is reduced based on the participant's age. Prior to 2014, the benefit reduction for early retirement was based on the participant's age and years of service. This was changed as of January 1, 2014 to a more standard reduction schedule that is based only on age.

Benefit Restoration Plan. To the extent benefits payable to our employees at retirement pursuant to the Pension Plan exceed amounts that may be payable under applicable provisions of the Internal Revenue Code, such benefits will be paid under our supplemental retirement plan called the Universal Leaf Tobacco Company, Incorporated 1996 Benefit Restoration Plan (the "Benefit Restoration Plan"). The Benefit Restoration Plan is a non-qualified defined benefit pension plan that provides eligible individuals the difference between the benefits they would actually accrue under the Pension Plan, but for the maximum benefit limitations and the limitation on compensation pursuant to the Internal Revenue Code that may be recognized under the Pension Plan and deferrals of their compensation under our two non-qualified deferred income plans, which are defined and discussed below. Benefits under the Benefit Restoration Plan are paid in one lump sum payment at retirement and benefits under the Deferred Income Plans are paid out at or after retirement in accordance with the election option chosen by a participant prior to deferral except where Section 409A restrictions apply. The purpose of the Benefit Restoration Plan is not to provide employees with additional benefits but to ensure that our employees who earn more than the amounts set forth in the Internal Revenue Code for maximum benefit limitations receive a retirement benefit that is proportionately equivalent to the benefit provided to our other salaried employees participating in the Pension Plan. We maintain the Pension Plan and Benefit Restoration Plan to ensure an overall competitive compensation and benefits offering and to attract and retain top talent. Our Compensation and Human Resources Committee believes it is essential that our overall compensation and benefits, including retirement benefits, be competitive in the market.

Retirement benefits under the Benefit Restoration Plan mirror those of the Pension Plan and as such, identical changes to the Pension Plan described in the previous section were implemented to this plan effective January 1, 2014. The Compensation and Human Resources Committee approved all changes to both the Pension Plan and the Benefit Restoration Plan after completing their evaluation and ensuring that the reduction in retirement benefits were consistently applied to all participants, inclusive of our named executive officers.

The retirement benefit under the Benefit Restoration Plan is paid in a lump sum. Like the Pension Plan, the benefit payable under the Benefit Restoration Plan normally is distributed when the participant reaches age 65. Participants may receive an early distribution of their retirement benefit when they reach age 55 and elect to retire with at least five years of service, but such early retirement benefit is reduced based on the participant's age. Prior to 2014, the benefit reduction for early retirement was based on the participant's age and years of service. This was changed as of January 1, 2014 to a more standard reduction schedule that is based only on age.

NON-QUALIFIED DEFERRED COMPENSATION

We offer all our U.S. employees, the opportunity to participate in a qualified deferred compensation plan, the Universal Leaf Tobacco Company, Inc. 401(k) Savings Plan. Participants can contribute percentages and a flat dollar amount on a monthly basis up to 100% of their base salary, subject to the 2025 and 2026 statutory calendar year contribution limits of $23,500 and $24,500, respectively, and the additional age 50 and over statutory "catch-up" contributions, including, for participants attaining age 60 through 63 in 2025 or later, enhanced catch-up contributions. The Company matches 100% of the first 5% a participant contributes, subject to statutory limits. All of our named executive officers participated in the 401(k) Savings Plan in fiscal year 2026.

In addition to our 401(k) Savings Plan, we have a non-qualified deferred income plan available to certain executives: The Universal Leaf Tobacco Company, Incorporated Deferred Income Plan, which replaced a predecessor plan frozen prior to January 1, 2005 to comply with Section 409A of the Internal Revenue Code (together the "DIP Plan"). The DIP Plan is designed to permit participants to accumulate additional income for retirement and other personal financial goals through the deferral of their annual cash incentive award and portions of their salary. Deferred compensation arrangements are common executive programs and we believe that these arrangements help us in the recruitment and retention of executive talent for which we are competing.

The DIP Plan is a non-qualified savings plan, with eligibility based on a participant's position in the Company and certain of its subsidiaries. Participants elect to make contributions through the deferral of up to 50% of their salary, and up to 100% of their annual incentive award. The Company does not provide any contribution or match to the DIP Plan. The DIP Plan is unfunded and unsecured by us and provides the participants a variety of investment options from which to choose. No named executive officers deferred income in the DIP Plan in fiscal years 2026, 2025, or 2024.

The following table presents information concerning our deferred compensation plans that provide for the deferral of compensation of the named executive officers on a basis that is not tax qualified.

NON-QUALIFIED DEFERRED COMPENSATION FISCAL YEAR 2026

Name	Executive Contributions in FY 2026[1]	Registrant Contributions in FY 2026[2]	Aggregate Earnings in FY 2026[3]	Aggregate Withdrawals/ Distributions[4]	Aggregate Balance at FYE 2026[5]
	($)	($)	($)	($)	($)
Preston D. Wigner	—	—	4,613	—	33,469
Johan C. Kroner	—	—	—	—	—
Airton L. Hentschke	—	—	113,353	—	472,542
Catherine H. Claiborne	—	—	386,986	—	2,454,730
J. Patrick O'Keefe	—	—	—	—	—

[1] Amounts represent a portion of base salary and annual incentive awards deferred into the DIP Plan.

[2] The DIP Plan does not provide for Company matches or contributions.

[3] Amounts represent earnings on funds held for our named executive officers in the DIP Plan, except for Messrs. Hentschke, Kroner and O'Keefe who have not elected to defer income under the DIP Plan. The amount shown for Mr. Hentschke represents the estimated earnings and foreign exchange impact on his vested balance in the Company's Brazil Previleaf Pension Plan ("PPP"). The PPP is a defined contribution plan established by the Company for eligible employees of one of our Brazilian subsidiaries. Mr. Hentschke has not been an active member of the PPP since his transfer to the United States in January 2013, and, therefore, no longer receives Company contributions to the PPP.

[4] The DIP Plan permits withdrawals under certain circumstances, including hardship, and participants may elect to have annual deferrals distributed from the DIP Plan upon retirement or after a specified number of years after the compensation is deferred.

[5] Amounts represent the balances at the end of fiscal year 2026 in the DIP Plan for named executive officers. The fair market value of Mr. Hentschke's vested balance in the PPP is included, and reflects also a foreign exchange impact. Any executive contributions would be included in the aggregate balance that is reported as compensation to the named executive officers in the "Summary Compensation Table."

SUMMARY OF TERMINATION PAYMENTS AND BENEFITS

Potential Payments upon Termination or Change of Control

We have a Change of Control Policy that provides the opportunity to receive severance benefits if a change of control of the Company occurs in combination with other specified events. Participants in the Change of Control Policy ("Participants") are selected by the Compensation and Human Resources Committee, from time to time, from among the officers and other key employees of the Company and any Company controlled by, controlling or under common control of the Company ("Affiliated Companies") and are designated as "Category 1" Participants, "Category 2" Participants, or "Category 3" Participants. The terms and conditions in the Change of Control Policy depend on the designation of the Participant.

Mr. Wigner, the Company's Chairman, President, and Chief Executive Officer, is designated as a Category 1 Participant. The other current named executive officers are designated as Category 2 Participants, and certain other executive officers are designated as Category 2 or 3 Participants.

A "change of control" is defined in the Change of Control Policy, and is generally deemed to have occurred if:

- any individual, entity, or group acquires 20% or more of either the outstanding shares of Common Stock or the combined voting power of our outstanding voting securities;
- a majority of our directors are replaced;
- we reorganize, merge, consolidate, or sell all or substantially all of our assets except for certain situations in which control of outstanding shares of Common Stock or outstanding voting securities is maintained; or
- our shareholders approve a complete liquidation or dissolution of the Company.

The Change of Control Policy:

- does not contain any obligation to gross-up severance payments for potential excise taxes incurred by the Participant;
- contains a "double trigger" instead of a "single trigger," meaning that payments are not made until there is a change of control and the Participant is terminated within three years of the change of control or, in limited circumstances, within thirty days prior to a change in control; and
- contains certain administrative elements intended to address the requirements of Section 409A of the Internal Revenue Code applicable to deferred compensation.

The Change of Control Policy provides that if the Participant is terminated other than for "cause," death, or disability within three years of the change in control or, in limited circumstances, within 30 days prior to a change in control, or if the Participant terminates his or her employment for good reason within such three-year period, the Participant is entitled to receive certain severance benefits, generally as follows:

A cash severance payment based on the Participant's designated category:

- Category 1 Participants receive 2.5 times the sum of their then-current annual base salary and most recent targeted annual bonus.
- Category 2 Participants receive 2.0 times the sum of their then-current annual base salary and most recent targeted annual bonus.
- Category 3 Participants receive 1.0 times the sum of their then-current annual base salary and most recent targeted annual bonus.

A cash payment equal to 12 times one month of COBRA (the Consolidated Omnibus Budget Reconciliation Act of 1985) premiums for continued group medical, vision, and dental coverage.

In each case, receipt of any compensation or benefits under the Change of Control Policy is subject to the Participant's execution of a severance agreement, which contains a release of claims and restrictive covenants (including non-compete, non-solicitation, and confidentiality provisions). If the Participant does not execute the severance agreement, the Participant will receive their previously accrued and vested benefits, and a pro-rated current year bonus (based on actual performance and paid when other executives are paid).

Severance and Change of Control Benefits for the Named Executive Officers

The following tables summarize the value of the termination payments and benefits that each of our current named executive officers would receive if their employment had terminated on March 31, 2026, under the circumstances shown. The tables exclude amounts accrued through March 31, 2026, that would be paid in the normal course of continued employment, such as accrued but unpaid salary and earned annual cash incentive award for the fiscal year ended March 31, 2026.

Under our benefit programs, an individual is eligible for retirement after reaching age 55, with at least five years of service. The amounts in the tables for "Retirement" assume that all of our named executive officers had reached age 55 by March 31, 2026.

Summary of Termination Payment and Benefits: Preston D. Wigner

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	4,144,000
Acceleration of Equity Awards						
Restricted Stock Units[2]	2,875,944	2,875,944	2,875,944	—	—	2,875,944
Performance Share Units[2]	1,300,636	1,300,636	1,300,636	—	—	1,300,636
Qualified Retirement Benefits						
Pension Plan[3]	59,400	36,879	95,393	59,400	59,400	59,400
The Universal Leaf Company, Inc. 401(k) Savings Plan[4]	1,549,100	1,549,100	1,549,100	1,549,100	1,549,100	1,549,100
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	1,798,818	897,584	1,798,818	1,798,818	1,798,818	1,798,818
Deferred Income Plan (DIP)[6]	33,469	33,469	33,469	33,469	33,469	33,469
Other Benefits						
Health and Welfare Plans[7]	—	1,600,000	—	—	—	—
Long-Term Disability Plan[8]	—	—	497,280	—	—	—
Total	7,617,367	8,293,612	8,150,640	3,440,787	3,440,787	11,761,367

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2026. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2026 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2026, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the 50% joint and survivor annuity option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2026, payable for the life of the survivor.

[4] Amounts represent a lump sum distribution at March 31, 2026 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2026 from the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements.

[7] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2026. In case of accidental death, the benefit amount would increase by $5,600,000 (includes AD&D and Business Travel Accident Insurance).

[8] Amounts represent 60% of annual base salary as of March 31, 2026, which is payable from three different sources: the Pension Plan, Social Security, and a Company supplement. Payments under the long-term disability plan continue until the recipient reaches age 65.

Summary of Termination Payment and Benefits: Johan C. Kroner

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	1,964,200
Acceleration of Equity Awards						
Restricted Stock Units[2]	1,785,107	1,785,107	1,785,107	—	—	1,785,107
Performance Share Units[2]	1,058,216	1,058,216	1,058,216	—	—	1,058,216
Qualified Retirement Benefits						
Pension Plan[3]	78,203	41,484	106,603	78,203	78,203	78,203
The Universal Leaf Company, Inc. 401(k) Savings Plan[4]	1,736,943	1,736,943	1,736,943	1,736,943	1,736,943	1,736,943
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	754,932	359,623	754,932	754,932	754,932	754,932
Deferred Income Plan (DIP)[6]	—	—	—	—	—	—
Other Benefits						
Health and Welfare Plans[7]	—	1,600,000	—	—	—	—
Long-Term Disability Plan[8]	—	—	333,060	—	—	—
Total	5,413,401	6,581,373	5,774,861	2,570,078	2,570,078	7,377,601

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2026. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2026 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2026, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the straight life option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2026, payable for the life of the survivor.

[4] Amounts represent a lump sum distribution at March 31, 2026 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2026 from the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements.

[7] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2026. In case of accidental death, the benefit amount would increase by $6,447,000 (includes AD&D, voluntary AD&D, and Business Travel Accident Insurance).

[8] Amounts represent 60% of annual base salary as of March 31, 2026, which is payable from three different sources: the Pension Plan, Social Security, and a Company supplement. Payments under the long-term disability plan continue until the recipient reaches age 65.

Summary of Termination Payment and Benefits: Airton L. Hentschke

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	2,677,200
Acceleration of Equity Awards						
Restricted Stock Units[2]	2,991,200	2,991,200	2,991,200	—	—	2,991,200
Performance Share Units[2]	1,596,019	1,596,019	1,596,019	—	—	1,596,019
Qualified Retirement Benefits						
Pension Plan[3]	33,300	23,582	59,299	33,300	33,300	33,300
The Universal Leaf Company, Inc. 401(k) Savings Plan[4]	844,327	844,327	844,327	844,327	844,327	844,327
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	1,698,930	790,156	1,698,930	1,698,930	1,698,930	1,698,930
Deferred Income Plan (DIP)[6]	472,542	472,542	472,542	472,542	472,542	472,542
Other Benefits						
Health and Welfare Plans[7]	—	1,600,000	—	—	—	—
Long-Term Disability Plan[8]	—	—	438,120	—	—	—
Total	7,636,318	8,317,826	8,100,437	3,049,099	3,049,099	10,313,518

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2026. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2026 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2026, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the straight life option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2026, payable for the life of the survivor.

[4] Amounts represent a lump sum distribution at March 31, 2026 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2026 from the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements. In Mr. Hentschke's case, the amounts include his vested account balance in the Company's Brazil Previleaf Pension Plan.

[7] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2026. In case of accidental death, the benefit amount would increase by $5,600,000 (includes AD&D and Business Travel Accident Insurance).

[8] Amounts represent 60% of annual base salary as of March 31, 2026, which is payable from three different sources: the Pension Plan, Social Security, and a Company supplement. Payments under the long-term disability plan continue until the recipient reaches age 65.

Summary of Termination Payment and Benefits: Catherine H. Claiborne

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	1,380,400
Acceleration of Equity Awards						
Restricted Stock Units[2]	551,242	551,242	551,242	—	—	551,242
Performance Share Units[2]	498,280	498,280	498,280	—	—	498,280
Qualified Retirement Benefits						
Pension Plan[3]	101,591	50,796	106,186	101,591	101,591	101,591
The Universal Leaf Company, Inc. 401(k) Savings Plan[4]	2,020,127	2,020,127	2,020,127	2,020,127	2,020,127	2,020,127
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	636,507	252,333	636,507	636,507	636,507	636,507
Deferred Income Plan (DIP)[6]	—	2,564,359	2,564,359	2,564,359	2,564,359	2,564,359
Other Benefits						
Health and Welfare Plans[7]	—	1,381,000	—	—	—	—
Long-Term Disability Plan[8]	—	—	254,880	—	—	—
Total	3,807,747	7,318,137	6,631,581	5,322,584	5,322,584	7,752,506

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2026. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2026 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2026, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the 50% joint and survivor annuity option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2026, payable for the life of the survivor.

[4] Amounts represent a lump sum distribution at March 31, 2026 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2026 from the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements.

[7] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2026. In case of accidental death, the benefit amount would increase by $5,452,000 (includes AD&D and Business Travel Accident Insurance).

[8] Amounts represent 60% of annual base salary as of March 31, 2026, which is payable from three different sources: the Pension Plan, Social Security, and a Company supplement. Payments under the long-term disability plan continue until the recipient reaches age 65.

Summary of Termination Payment and Benefits: J. Patrick O'Keefe

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	1,362,200
Acceleration of Equity Awards						
Restricted Stock Units[2]	593,982	593,982	593,982	—	—	593,982
Performance Share Units[2]	534,115	534,115	534,115	—	—	534,115
Qualified Retirement Benefits						
Pension Plan[3]	16,252	12,059	30,147	16,252	16,252	16,252
The Universal Leaf Company, Inc. 401(k) Savings Plan[4]	364,398	364,398	364,398	364,398	364,398	364,398
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	242,022	115,503	242,022	242,022	242,022	242,022
Deferred Income Plan (DIP)[6]	—	—	—	—	—	—
Other Benefits						
Health and Welfare Plans[7]	—	1,363,000	—	—	—	—
Long-Term Disability Plan[8]	—	—	251,520	—	—	—
Total	1,750,769	2,983,057	2,016,184	622,672	622,672	3,112,969

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2026. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2026 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2026, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the 50% joint and survivor annuity option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2026, payable for the life of the survivor.

[4] Amounts represent a lump sum distribution at March 31, 2026 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2026 including the balance from the terminated individual trust agreement maintained through the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements.

[7] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2026. In case of accidental death, the benefit amount would increase by $4,044,000 (includes AD&D and Business Travel Accident Insurance).

[8] Amounts represent 60% of annual base salary as of March 31, 2026, which is payable from three different sources: the Pension Plan, Social Security, and a Company supplement. Payments under the long-term disability plan continue until the recipient reaches age 65.

CEO PAY RATIO FOR FISCAL YEAR 2026

Overview

We are a global business-to-business agri-products company operating in over 30 countries on five continents. Our employee population was evaluated for the fiscal year 2026 CEO pay ratio as of March 31, 2026, when we had more than 25,000 employees, with 95% of our employee population located outside of the United States. We included all full-time, part-time and seasonal employees who were employed by consolidated subsidiaries. These employees were located in 23 countries, many of which are in less developed countries and rural areas with lower wage geographies where the average annual salary is significantly less than the average annual salary in the U.S. Our employee population of unskilled, seasonal workers was 14,009, or approximately 55% of the Company's total employee population.

Methodology

The methodology and the material assumptions, adjustments, and estimates that we used to identify our median employee in fiscal year 2026 were as follows:

- We selected March 31, 2026 as the determination date, which was the last day of our fiscal year 2026 year-end;
- We collected the actual base salary for full-time, part-time, and seasonal employees (other than Mr. Wigner) and actual pay from April 1, 2025, through March 31, 2026, for our seasonal employees;
- Full-time employees that were hired between April 1, 2025 and March 31, 2026, were annualized as permitted by SEC rules;
- Part-time employees who were hired during this same time period with a set schedule were counted using their annualized salary based on the hours hired to work. Part-time employees who have a variable schedule were counted using their actual pay;
- Foreign currency was converted to U.S. dollars using an average of the relevant currency conversion rates over the period April 1, 2025 through March 31, 2026; and
- We did not make any cost of living adjustments for any employee located outside of the U.S.

Calculation

Using the methodology described above, we estimated that for fiscal year 2026, our global median employee was a seasonal worker in the Mozambique. We then calculated the elements of that employee's compensation for fiscal year 2026 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in total annual compensation of $3,197.

For the total annual compensation of the Company's Chief Executive Officer (the "CEO"), Mr. Wigner, we used the amount reported in the Summary Compensation Table on page 51 of $3,179,995. Based on this information, for fiscal year 2026, the estimated ratio of the annual compensation of Mr. Wigner to the median annual total compensation of all employees (except Mr. Wigner) was 995 to 1.

Our Ratio in Context

We are not permitted to annualize the compensation of seasonal workers under the SEC rules. As a result, our pay ratio is inflated due to the global nature of our workforce and our significant reliance on seasonal workers during the tobacco processing periods throughout the world. As a comparison, for fiscal year 2026 we identified the median U.S. employee in the same manner as described above. This resulted in a total annual compensation of the median U.S. employee for fiscal year 2026 of $52,291. The ratio of the CEO to the median U.S. employee's total annual compensation was 61 to 1.

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain measures of the Company's financial performance. For further information concerning the Company's pay-for-performance philosophy and how our Compensation and Human Resources Committee aligns executive compensation with the Company's performance, refer to the section of this Proxy Statement titled "Compensation Discussion and Analysis."

The tabular and narrative disclosures provided below are intended to be calculated in a manner consistent with the applicable SEC rules and may reflect reasonable estimates and assumptions where appropriate.

Pay Versus Performance Table

The following table provides information required under the SEC's Item 402(v) of Regulation S-K disclosing (i) a measure of total compensation and a measure reflecting "compensation actually paid" for our principal executive officer ("PEO") and, as an average, for our other named executive officers ("NEOs"), and (ii) select financial performance measures, in each case, for our five most recently completed fiscal years.

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO 1 [1]	Summary Compensation Table Total for PEO 2 [1]	Compensation Actually Paid to PEO 1 [2]	Compensation Actually Paid to PEO 2 [2]	Average Summary Compensation Table Total for Non-PEO NEOs [3]	Average Compensation Actually Paid to Non-PEO NEOs [4]	Total Shareholder Return [5]	Peer Group Total Shareholder Return [6]	Net Income (Loss) ($ in thousands) [7]	1 Year Adjusted Diluted EPS [8]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2026	N/A	$ 3,179,995	N/A	$ 2,149,884	$ 2,081,448	$ 1,455,071	$ 120.68	$ 124.58	$ 32,637	$ 2.64
2025	$ 5,809,221	$ 4,433,544	$ 5,088,950	$ 4,691,685	$ 1,982,338	$ 2,113,396	$ 120.84	$ 103.39	$ 95,047	$ 4.63
2024	$ 5,275,076	N/A	$ 5,950,427	N/A	$ 1,880,731	$ 2,097,067	$ 104.47	$ 107.01	$ 119,598	$ 5.08
2023	$ 4,832,074	N/A	$ 5,325,169	N/A	$ 1,823,628	$ 1,919,696	$ 100.56	$ 92.30	$ 124,052	$ 3.77
2022	$ 3,735,584	N/A	$ 4,363,778	N/A	$ 1,449,372	$ 1,574,242	$ 104.14	$ 101.23	$ 86,577	$ 3.79

[1] The dollar amounts reported in Column (b) and (c) are the amounts of total compensation reported for the Company's PEOs for each corresponding year in the "Total" column of the Summary Compensation Table. For fiscal year 2026, Mr. P. Wigner served as the sole PEO for the full year (Column (c)). For fiscal year 2025, Column (b) corresponds to Mr. G. Freeman, who served as PEO through September 30, 2024, and Column (c) corresponds to Mr. P. Wigner, who assumed the PEO role effective October 1, 2024. For fiscal years 2022 through 2024, Mr. G. Freeman served as the sole PEO (Column (b)). Refer to the section of this Proxy Statement titled "Summary Compensation Table."

[2] The dollar amounts reported in Column (d) and (e) represent the amount of "compensation actually paid" to the Company's PEOs, Mr. G. Freeman and Mr. P. Wigner, respectively, for the corresponding fiscal year, as computed in accordance with Item 402(v) of Regulation S-K and as further described below. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. G. Freeman and Mr. P. Wigner during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. G. Freeman and Mr. P. Wigner's total compensation to determine the compensation actually paid:

Year	PEO	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards	Equity Award Adjustments	Reported Change in the Actuarial Present Value of Pension Benefits	Pension Benefit Adjustments	Compensation Actually Paid to PEO
			(a)	(b)	(c)	(d)	
2026	Preston Wigner	$ 3,179,995	$ (1,849,532)	$ 952,057	$ (262,955)	$ 130,319	$ 2,149,884
2025	George Freeman	$ 5,809,221	$ (1,893,634)	$ 2,644,432	$ (1,836,699)	$ 365,630	$ 5,088,950
2025	Preston Wigner	$ 4,433,544	$ (2,411,771)	$ 2,789,717	$ (219,667)	$ 99,862	$ 4,691,685

a. The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year. Refer to the section of this Proxy Statement titled "Summary Compensation Table."

b. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vested in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to

calculate the fair value were updated as of each measurement date and will differ from those disclosed as of the grant date. The methodology used to develop the valuation assumptions as of each applicable measurement date is consistent with those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	PEO	Year-End Fair Value of Equity Awards Granted in the Year and that are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Prior Year-End Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Awards Adjustments
2026	Preston Wigner	$ 173,417	$ (242,847)	$ 995,890	$ (58,406)	$ —	$ 84,004	$ 952,057

    c.   The reported change in the actuarial present value of defined benefit pension benefits reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table for the applicable year. Refer to the section of this Proxy Statement titled "Summary Compensation Table."

    d.   The pension benefit adjustment is the value attributable to the applicable years' service cost.

(3)   The dollar amounts reported in Column (f) represent the average of the amounts reported for the non-PEO NEOs in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the non-PEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: Mr. Hentschke, Mr. Kroner, Mr. Wigner, and Mr. Broome for 2022 and 2023, Mr. Hentschke, Mr. Kroner, Mr. Wigner, and Mr. O'Keefe for 2024, and Mr. Hentschke, Mr. Kroner, Mr. O'Keefe, and Ms. Claiborne for 2025 and 2026.

(4)   The dollar amounts reported in Column (g) represent the average amount of "compensation actually paid" to the non-PEO NEOs specified in footnote (3), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the non-PEO NEOs during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the non-PEO NEOs to determine the compensation actually paid, using the same methodology described above in footnote (2):

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments	Average Reported Change in the Actuarial Present Value of Pension Benefits	Average Pension Benefit Adjustments	Average Compensation Actually Paid to Non-PEO NEOs
			(a)	(b)	(c)	
2026	$ 2,081,448	$ (1,235,371)	$ 695,585	$ (192,663)	$ 106,072	$ 1,455,071
2025	$ 1,981,113	$ (524,727)	$ 750,098	$ (193,342)	$ 99,030	$ 2,113,396

    a.   The grant date fair value of equity awards represents the total of the average amounts reported in the "Stock Awards" column for non-PEO NEOs in the Summary Compensation Table for the applicable year. Refer to the section of this Proxy Statement titled "Summary Compensation Table."

    b.   The average equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the average of the following for the non-PEO NEOs: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vested in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate the fair value were updated as of each measurement date and will differ from those disclosed as of the grant date. The methodology used to develop the valuation assumptions as of each applicable measurement date is consistent with those disclosed at the time of grant. The amounts deducted or added in calculating the average equity award adjustments are as follows:

Year	Average Year-End Fair Value of Equity Awards Granted in the Year and that are Unvested	Average Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Prior Year-End Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Average Total Equity Awards Adjustments
2026	$ 66,938	$ (191,275)	$ 905,866	$ (85,944)	$ —	$ —	$ 695,585

    c.   The reported change in the actuarial present value of defined benefit pension benefits reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table for the applicable year. Refer to the Summary Compensation Table.

    d.   The pension benefit adjustment is the value attributable to the applicable years' service cost.

(5) Total shareholder return ("TSR") is the value of $100 at the end of the measurement period assuming investment in Universal's stock as of March 31, 2021 and assuming reinvestment of dividends.

(6) Peer group TSR is the value of $100 at the end of the measurement period assuming investment in the peer group index as of March 31, 2021 and assuming reinvestment of dividends. The peer group used for this purpose is the following published industry index: S&P Smallcap 600 Index (the "Peer Index").

(7) The dollar amounts reported represent our net income, as reflected in the Company's audited financial statements for the applicable year.

(8) The dollar amounts reported represent our 1 Year Adjusted Diluted EPS, which we define and calculate as the diluted earnings per share of Common Stock, adjusted to exclude restructuring and impairment and certain items discussed under "Reconciliation of Certain Non-GAAP Financial Measures" in Item 7 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2026. We note that 1 Year Adjusted Diluted EPS is a different financial measure than adjusted diluted earnings per share as defined for purposes of the Compensation Discussion and Analysis because the adjustments for items approved by the Compensation and Human Resources Committee differ for the two measures. While the Company uses several financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that the 1 Year Adjusted Diluted EPS is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the NEOs, for the most recently completed fiscal year, to the Company's performance.

List of Most Important Financial Performance Measures to Determine 2026 Compensation Actually Paid

As described in more detail in the Compensation Discussion and Analysis section, our executive compensation program reflects a pay-for-performance philosophy and includes performance metrics that are intended to incentivize our NEOs and align our NEOs' interests with those of our shareholders. With respect to the 2026 fiscal year, the most important financial performance measures used to link executive compensation actually paid to our performance overall are as follows:


Metrics Used in Determining NEO Pay

1 Year Adjusted Diluted EPS

3 Year Average Adjusted Diluted EPS

Adjusted Economic Profit


Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the section of this Proxy Statement titled "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several financial performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance Table. Moreover, the Company generally seeks to incentivize creation of long-term shareholder value, and, therefore, does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance Table.

Compensation Actually Paid and Total Shareholder Return (TSR)

Please see the following graph for the relationship between compensation actually paid to our PEOs and the average amount of compensation actually paid to our other NEOs and total shareholder return for Universal and the S&P SmallCap 600 Index ("Peer Index") over the five most recently completed fiscal years. Total shareholder return is the value of $100 at the end of the measurement period assuming investment as of March 31, 2021 and in each case with dividends reinvested.



Compensation Actually Paid and Net Income

Please see the following graph for the relationship between compensation actually paid to our PEOs and the average amount of compensation actually paid to our other NEOs and net income. Compensation actually paid was generally aligned with net income over the five-year period presented.



Compensation Actually Paid and 1 Year Adjusted Diluted EPS

Please see the following graph for the relationship between compensation actually paid to our PEOs, the average amount of compensation actually paid to our other NEOs and the 1 Year Adjusted Diluted EPS over the five most recently completed fiscal years. Compensation actually paid during this period was generally aligned with 1 Year Adjusted Diluted EPS.



Compensation Actually Paid vs. 1 Year Adjusted Diluted EPS

EQUITY COMPENSATION INFORMATION

Shares of Common Stock are authorized for issuance with respect to our compensation plans. The following table sets forth information as of March 31, 2026, with respect to compensation plans under which shares of Common Stock are authorized for issuance.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
	(#)	($)	(#)
Equity compensation plans approved by shareholders:			
2017 Stock Incentive Plan[2]	—	—	—
2023 Stock Incentive Plan			828,427
Equity compensation plans not approved by shareholders[3]	—	—	—
Total	—	—	828,427

[1] There are no outstanding options, warrants, and rights.

[2] The 2017 Stock Incentive Plan was succeeded and replaced by the 2023 Stock Incentive Plan. As of March 31, 2026, a total of 42,021 shares have been reserved for issuance to fulfill previous outstanding awards under the 2017 Stock Incentive Plan.

[3] The Company does not have any equity compensation plans that have not been approved by shareholders.

DIRECTORS' COMPENSATION FISCAL YEAR 2026

The following table presents information relating to total compensation for our non-employee directors for fiscal year 2026:

Name[1]	Fees Earned or Paid in Cash[2] ($)	Stock Awards[3],[4] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value And Non-Qualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Diana F. Cantor	118,000	123,637	—	—	—	—	241,637
Lennart R. Freeman	106,750	123,637	—	—	—	5,000	235,387
Thomas H. Johnson	139,750	123,637	—	—	—	700	264,087
Fotini E. Manolios	67,583	144,583	—	—	—	—	212,166
Arthur J. Schick, Jr.	106,250	123,637	—	—	—	500	230,387
Robert C. Sledd	111,750	123,637	—	—	—	—	235,387
Gregory A. Trojan	26,875	—	—	—	—	—	26,875
Thomas H. Tullidge, Jr.	112,250	123,637	—	—	—	—	235,887
Jacqueline T. Williams	106,250	123,637	—	—	—	—	229,887

[1] Ms. Manolios joined the Board of Directors in June 2025 and Mr. Trojan joined the Board in November 2025.

[2] Represents fees paid in cash during fiscal year 2026.

[3] These amounts represent the aggregate grant date fair value of the annual restricted stock unit award recognized in fiscal year 2026 in accordance with FASB ASC Topic 718. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by each of the non-employee directors. The assumptions used in the calculation of these award amounts are included in Notes 1 and 14 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2026, and incorporated by reference into this Proxy Statement.

[4] On August 5, 2025, each then-serving non-employee director, other than Ms. Manolios, was awarded 2,290 shares of restricted stock units. Ms. Manolios joined the Board in June 2025 and received 2,670 shares of restricted stock units, which represented an additional pro-rata amount to reflect her two months of service from June 1 when she joined the Board through July 31. The methodology for determining the amount awarded is set forth on page 76 of this Proxy Statement. The grant date fair value of the award for each non-employee director was based on the closing price of $53.99 for our Common Stock as quoted on the NYSE on the grant date.

[5] We do not maintain any defined benefit or actuarial plans for non-employee directors.

[6] Each director is also eligible to participate in our matching gifts program in which our charitable foundation matches directors' contributions to charities. The maximum amount that can be matched in any fiscal year of our foundation is $5,000 per director. The directors participated in the matching gifts program in the amounts set forth above. None of the directors received perquisites, personal benefits, or other compensation in excess of $10,000 for fiscal year 2026. We maintain life insurance policies which fund the Directors' Charitable Award Program discussed in the section below entitled "Director Compensation." We did not incur any costs with respect to the insurance policies during fiscal year 2026.

Director Compensation

Our non-employee director compensation program for fiscal year 2026 was as follows: every non-employee director receives an annual cash retainer of $83,000 and an annual equity award equating in value to $133,000. The Chairman of the Audit Committee receives an annual retainer of $22,000, the Chairs of the Compensation and Human Resources Committee and the Nominating, Governance and Risk Committee receive an annual retainer of $18,000, while the Chair of the Finance and Pension Investment Committee receives an annual retainer of $15,000. Non-employee directors serving on the Audit Committee receive annual cash retainers of $10,000. Non-employee directors serving on the Compensation and Human Resources Committee, the Executive Committee and the Nominating, Governance and Risk Committee receive annual cash retainers of $7,500. Non-employee directors serving on the Finance and Pension Investment Committee receive an annual retainer of $7,000. The Lead Independent Director receives an annual cash retainer of $25,000.

In fiscal year 2026, the non-employee directors received annual restricted stock unit grants pursuant to the 2023 Stock Incentive Plan. The annual equity award grants equaled in value to $123,637. The Compensation and Human Resources Committee calculates restricted stock unit grants annually based on the daily, volume-weighted, average price of Common Stock for the period of June 1 to July 31, with the resulting share grant number rounded to the nearest 10 units. All restricted stock units are awarded with one-year cliff vesting and earn dividend equivalent rights. On August 5, 2025, each then-serving non-employee director, with the exception of Ms. Manolios, was awarded 2,290 shares of restricted stock units. Ms. Manolios joined the Board in June 2025 and received 2,670 shares of restricted stock units, which represented an additional pro-rata amount to reflect her two months of service from June 1 when she joined the Board through July 31. As of March 31, 2026, the aggregate amount of Common Stock, restricted stock, restricted stock units and dividend equivalent units held by each non-employee director was as follows: Mrs. Cantor held 27,532 shares; Mr. Freeman held 15,993 shares; Mr. Johnson held 32,689 shares; Ms. Manolios held 2,751 shares; Mr. Schick held 8,743 shares; Mr. Sledd held 14,768 shares; Mr. Trojan held 0 shares; Mr. Tullidge held 19,339 shares; and Ms. Williams held 16,455 shares.

As part of our overall program of charitable giving, we previously offered the directors the opportunity to participate in a Directors' Charitable Award Program, or the Charitable Program. The Charitable Program is funded by life insurance policies purchased by us on the directors' behalf. The directors derive no financial or tax benefits from the Charitable Program, because all insurance proceeds and charitable tax deductions accrue solely to us. We, however, will donate up to $1,000,000 in aggregate to one or more qualifying charitable organizations recommended by that director. We make donations in ten equal annual installments, with the first installment to be made at the later of the director's retirement from the Board of Directors or age 72; the remaining nine installments are paid annually, beginning after the director's death. The Charitable Program was re-evaluated in fiscal years 2013 and 2014, and the Compensation and Human Resources Committee decided to terminate the Charitable Program for all new directors that joined the Board of Directors after 2008. Two current directors are participants in this program.

Each director is also eligible to participate in our matching gifts program in which our charitable foundation matches directors' contributions to charities. The maximum amount that can be matched in any fiscal year of our foundation is $5,000 per director.

Non-Employee Director Stock Ownership Guidelines

During fiscal 2008, the Compensation and Human Resources Committee adopted share ownership guidelines applicable to the non-employee directors that are based on a multiple of the annual cash retainer. Under the terms of the guidelines if the amount of the annual cash retainer changes, the applicable share ownership requirement will automatically adjust proportionately with the change. Non-employee directors have five years to comply with the share ownership guidelines. During fiscal year 2026, the directors' annual cash retainer was increased to $83,000 and the ownership guidelines were raised to five times the annual retainer. Therefore the revised guidelines require that each of our non-employee directors own no less than $415,000 worth of Common Stock. Only shares of Common Stock beneficially owned (as defined by the SEC's rules and regulations) by our non-employee directors, including the directors' restricted stock and restricted stock units, are counted in determining compliance with the guidelines. All of our non-employee directors with the exception of Ms. Manolios and Mr. Trojan, who joined the Board in June and November 2025, respectively, were in compliance with the stock ownership guidelines as of March 31, 2026.

CERTAIN TRANSACTIONS

Our Board of Directors adopted a written related person transaction policy, which is managed by the Audit Committee, that governs the review, approval, or ratification of covered related person transactions. The policy generally provides that we may enter into a related person transaction only if:

- the transaction meets the preapproval criteria set forth in the policy;
- the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the Audit Committee (or the Chairman of the Audit Committee, pursuant to the policy) approves such transaction in accordance with the policy;
- the transaction is approved by the disinterested members of the Board of Directors; or
- the transaction involves compensation approved by our Compensation and Human Resources Committee.

In the event a related person transaction does not meet the preapproval criteria set forth in the policy and our management determines to recommend such related person transaction to the Audit Committee, such transaction must be presented to the Audit Committee for approval. After review, the Audit Committee will approve or disapprove such transaction and at each subsequently scheduled Audit Committee meeting our management will update the Audit Committee as to any material change to the proposed related person transaction. In those instances in which our General Counsel, in consultation with our Chief Executive Officer or our Chief Financial Officer, determines that it is not practicable or desirable for us to wait until the Audit Committee meeting, the Chairman of the Audit Committee possesses delegated authority to act on behalf of the Audit Committee. The Audit Committee (or the Chairman) approves only those related person transactions that are in, or are not inconsistent with, the Company's best interests and the best interests of our shareholders, as the Audit Committee (or the Chairman) determines in good faith.

For purposes of this policy, "related person transaction" is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which the Company (or any of our subsidiaries) was, is, or will be a participant and in which any related person had, has, or will have a direct or indirect material interest.

For purposes of determining whether a transaction is a related person transaction, the Audit Committee relies upon Item 404 of Regulation S-K, promulgated under the Exchange Act but without applying the transaction value threshold of that provision.

A "related person" is defined as:

- any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become one of our directors;
- any person who is known to be the beneficial owner of more than 5% of any class of our voting securities;
- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee, or more than 5% beneficial owner; and
- any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

The policy includes a list of transactions that are deemed preapproved pursuant to the policy. These preapproved transactions mirror the list of excepted transactions from Item 404 of Regulation S-K, consisting of transactions related to certain (i) employment arrangements with executive officers, (ii) director compensation arrangements, (iii) transactions with other companies, (iv) transactions where all shareholders receive proportional benefits, (v) transactions involving competitive bids, (vi) regulated transactions, and (vii) banking-related services. In addition, the list of preapproved transactions includes transactions in which the aggregate amount involved is $120,000 or less.

There have been no related person transactions since the beginning of fiscal year 2026, nor are there any proposed related person transactions.

PROPOSAL TWO

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Our executive compensation program is designed to incent and reward executives to contribute to the achievement of our business objectives and to attract, retain and motivate talented executives to perform at the highest level and contribute significantly to our success. The program is intended to align the interests of the named executive officers with those of shareholders, provide an appropriate and balanced mix of short-term and long-term compensation elements, and reward the achievement of performance measures that are directly related to our financial goals and the creation of shareholder value, without encouraging unnecessary and excessive risks.

The Compensation and Human Resources Committee believes that the amounts of fiscal year 2026 actual total compensation for the named executive officers are consistent with these objectives and the competitive market. Based on its review, which included the executive compensation review performed by the independent compensation consultant during fiscal year 2026, the Compensation and Human Resources Committee believes total compensation for each of the named executive officers is reasonable and not excessive. The compensation of the named executive officers is described in the "Compensation Discussion and Analysis," the compensation tables and the accompanying narrative on pages 31 to 73 of this Proxy Statement. The "Compensation Discussion and Analysis" and the accompanying tables and narrative provide a comprehensive review of our executive compensation program and its elements, objectives and rationale. Shareholders are urged to read that disclosure before voting on this proposal.

For the reasons stated above and pursuant to Section 14A of the Exchange Act, the Board of Directors is requesting approval of the following non-binding resolution:

"RESOLVED, that our shareholders approve, on a non-binding advisory basis, the compensation of the named executive officers as disclosed in the Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the fiscal year 2026 Summary Compensation Table, the other related tables and the accompanying narrative to these compensation tables on pages 31 to 73 of this Proxy Statement."

The shareholder vote on this proposal will be non-binding on us and the Board of Directors, and will not be construed as overruling a decision by us or the Board of Directors. However, the Board of Directors and the Compensation and Human Resources Committee value the opinions that shareholders express through their votes and will consider the outcome of the vote when making future executive compensation decisions as they deem appropriate. We anticipate that the next non-binding vote on the compensation of our named executive officers will occur at the 2027 Annual Meeting of Shareholders.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "<u>FOR</u>" THE APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Fees of Independent Registered Public Accounting Firm

Ernst & Young LLP served as our independent registered public accounting firm for the fiscal years ended March 31, 2026 and 2025. The aggregate amounts of fees billed to us by Ernst & Young LLP for those years were as follows:

	Fiscal Year 2026	Fiscal Year 2025
	($)	($)
Audit Fees		
Includes fees associated with the integrated audits of our financial statements and internal controls over financial reporting, review of our Annual Report on Form 10-K, reviews of our interim financial statements and Quarterly Reports on Form 10-Q, statutory audits of foreign subsidiaries, and other attestation services related to regulatory filings. For fiscal year 2025, amounts include fees associated with audit procedures for the Mozambique embezzlement investigation.	3,923,804	4,833,516
Audit-Related Fees		
Includes fees for services that are reasonably related to the review of our financial statements that are not reported under the category "Audit Fees." These services include various technical accounting consultations, including procedures performed to certify financial information in certain governmental filings outside the United States.	29,504	19,551
Tax Fees		
Includes fees for corporate tax compliance, tax advice, and tax planning.	103,791	156,836
All Other Fees		
Includes fees for assistance in completing certain governmental filings in countries outside the United States. For fiscal year 2025, amounts include fees paid for an engagement to review sustainability reporting in the European Union. The Audit Committee has concluded that the services covered under this category are compatible with maintaining Ernst & Young LLP's independence with respect to Universal Corporation.	5,816	29,656

Pre-approval Policies and Procedures

We have written guidelines regarding the engagement of our independent registered public accounting firm and all other independent auditors to perform services for us. All audit and non-audit services provided by an independent auditing firm (including its member accounting and law firms outside the United States) to us or any of our wholly-owned or majority-owned affiliates must be pre-approved by the Audit Committee. All audit and non-audit services listed above were pre-approved by the Audit Committee pursuant to the terms of our pre-approval policies and procedures.

A detailed report of all audit and non-audit services planned for the fiscal year is presented to the Audit Committee for its consideration, discussion, and approval. In addition, the Audit Committee pre-approves a spending account to pay the fees for unplanned audit and non-audit services that do not exceed specified dollar thresholds and are consistent in nature and scope with the planned services. The Chairman of the Audit Committee has pre-approval authority with respect to further additional services that exceed the dollar thresholds or are not consistent in nature or scope with the planned services. All services paid through the spending account or pre-approved by the Chairman must be presented to the full Audit Committee at its next scheduled meeting.

Audit Committee Report

In accordance with the Audit Committee Charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the integrity of the accounting, auditing and financial reporting practices of Universal Corporation. Each member of the Audit Committee is "independent" as required by the applicable listing standards of the NYSE and the rules of the SEC. During the fiscal year ended March 31, 2026, the Audit Committee met nine times, and the Audit Committee reviewed and discussed the financial information contained in Universal Corporation's Annual Report on Form 10-K, interim financial information contained in the Company's Quarterly Reports on Form 10-Q, and discussed press releases announcing earnings with the Chief Financial Officer and the independent registered public accounting firm prior to public release.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or Universal Corporation's independent registered public accounting firm. Management is responsible for Universal Corporation's internal controls, financial reporting process, and compliance with laws and regulations and ethical business standards. The independent registered public accounting firm is responsible for performing an independent audit of Universal Corporation's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Accounting Oversight Board and the SEC. In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding its communication with the Audit Committee concerning independence and discussed with the independent registered public accounting firm its independence from Universal Corporation and management. Moreover, the Audit Committee has considered whether the independent registered public accounting firm's provision of non-audit services to Universal Corporation is compatible with maintaining the independent registered public accounting firm's independence.

In reliance on the reviews and discussions referred to above, the representation of management that the audited financial statements were prepared in accordance with generally accepted accounting principles, and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Universal Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2026, for filing with the Securities and Exchange Commission. By recommending to the Board of Directors that the audited financial statements be so included, the Audit Committee is not opining on the accuracy, completeness, or presentation of the information contained in the audited financial statements.

AUDIT COMMITTEE

Thomas H. Tullidge, *Chairman*
Lennart R. Freeman
Fotini E. Manolios
Arthur J. Schick, Jr.
Gregory A. Trojan
Jacqueline T. Williams

Richmond, Virginia
May 28, 2026

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP, an independent registered public accounting firm, as our independent registered public accounting firm for the fiscal year ending March 31, 2027. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting with an opportunity to make a statement and to be available to respond to appropriate questions.

Ernst & Young LLP's principal function is to audit the consolidated financial statements and internal control over financial reporting of the Company and its subsidiaries and, in connection with that audit, to review certain related filings with the SEC and to conduct limited reviews of the financial statements included in our quarterly reports.

Appointment of our independent registered public accounting firm is not required to be submitted to a vote of the shareholders of the Company for ratification by our Bylaws or otherwise. However, the Board of Directors is submitting the appointment of Ernst & Young LLP to the shareholders for ratification as a matter of what we believe is good corporate practice. If the shareholders do not ratify the appointment, the Audit Committee will consider whether to retain the firm. In such event, the Audit Committee may retain Ernst & Young LLP, notwithstanding the fact that the shareholders did not ratify the appointment or may select another nationally recognized accounting firm without resubmitting the matter to shareholders. Even if the appointment is ratified, the Audit Committee reserves the right, in its discretion, to select a different nationally recognized accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders. Under the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder, the Audit Committee is solely responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS AND AUDIT COMMITTEE RECOMMEND THAT SHAREHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2027.

PROPOSALS FOR 2027 ANNUAL MEETING

Under the regulations of the Exchange Act, any shareholder desiring to make a proposal pursuant to Rule 14a-8 under the Exchange Act to be acted upon at the 2027 Annual Meeting must cause such proposal to be delivered, in proper form, to our Secretary no later than March 3, 2027 in order for the proposal to be considered for inclusion in our Proxy Statement for that meeting. We anticipate holding the 2027 Annual Meeting on August 3, 2027.

Our Bylaws prescribe the procedure a shareholder must follow to nominate directors, and to bring other business, before shareholders' meetings outside of the Rule 14a-8 process. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by our Secretary not less than 120 days and not more than 150 days prior to the anniversary of the date of the prior year's Annual Meeting. For the 2027 Annual Meeting, we must receive such notice no later than April 6, 2027, and no earlier than March 7, 2027. Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice. Notice of other business to be brought before the Annual Meeting must include a description of the proposed business, the reasons therefor, and other specified matters. Any shareholder may obtain a copy of our Bylaws, without charge, upon written request to our Secretary at the address provided on page 5 of this Proxy Statement. The Bylaws can also be obtained, free of charge, by visiting the "Investors-Governance" section of our website at *https://investor.universalcorp.com/governance/governance-documents/*.

CERTAIN MATTERS RELATING TO PROXY MATERIALS AND ANNUAL REPORTS

Electronic Access to Proxy Materials and Annual Reports

This Proxy Statement and our fiscal year 2026 Annual Report are available under the "Investors-Financial Information" section of our website at *https://investor.universalcorp.com/financials/annual-reports/default.aspx*. Paper copies of these documents may be requested by contacting Investor Relations at the address or phone number provided on page 5 of this Proxy Statement.

"Householding" of Proxy Materials and Annual Reports for Record Owners

The SEC rules permit us to deliver a single Proxy Statement and Annual Report to any household at which two or more shareholders of record reside at the same address, unless we have received contrary instructions from one or more of the shareholders. Each shareholder will continue to receive a separate proxy card. This procedure, known as "householding," reduces the volume of duplicate information you receive and helps to reduce our expenses. We will deliver promptly upon written or oral request a separate Proxy Statement and Annual Report to a shareholder at a shared address that only received a single set of such materials for this year. If a shareholder whose household only received a single set of materials would prefer to receive his or her own copy of the Proxy Statement and Annual Report in the future, he or she may so request by contacting our Secretary at the address or phone number provided on page 5 of this Proxy Statement. If shareholders sharing an address receive multiple copies of the Proxy Statement and Annual Report, he or she may request delivery of only a single copy of such materials in the future by contacting our Secretary at the address or phone number provided on page 5 of this Proxy Statement.

OTHER MATTERS

The Board of Directors is not aware of any matters to be presented for action at the Annual Meeting other than as set forth in this Proxy Statement. However, if any other matters properly come before the Annual Meeting, or any adjournment or postponement thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

OUR 2026 ANNUAL REPORT TO SHAREHOLDERS, WHICH INCLUDES A COPY OF OUR FISCAL YEAR 2026 ANNUAL REPORT (EXCLUDING EXHIBITS), AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS BEING MAILED TO SHAREHOLDERS WITH THIS PROXY STATEMENT. ADDITIONAL PRINTED COPIES OF THE FISCAL YEAR 2026 ANNUAL REPORT CAN BE OBTAINED WITHOUT CHARGE BY CONTACTING THE SECRETARY AT THE ADDRESS OR PHONE NUMBER PROVIDED ON PAGE 5 OF THIS PROXY STATEMENT OR BY VISITING OUR WEBSITE AT *HTTPS://INVESTOR.UNIVERSALCORP.COM/RESOURCES/INVESTOR-CONTACTS/DEFAULT.ASPX* AN ELECTRONIC VERSION OF OUR FISCAL YEAR 2026 ANNUAL REPORT TO SHAREHOLDERS CAN BE OBTAINED WITHOUT CHARGE BY VISITING OUR WEBSITE AT *HTTPS://INVESTOR.UNIVERSALCORP.COM/FINANCIALS/ANNUAL-REPORTS/DEFAULT.ASPX*

By Order of the Board of Directors
Catherine H. Claiborne, *Secretary*



Universal

2026